ROGERS WIRELESS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
Management’s discussion and analysis (“MD&A”) should be read in conjunction with our 2005 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Please refer to Note 22 to the 2005 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP.
This MD&A is current as of March 1, 2006. This MD&A is organized into 5 sections.

1		2		3		4		5
ACCOUNTING
		FINANCING AND				POLICIES AND		ADDITIONAL
		RISK		OPERATING		NON-GAAP		FINANCIAL
OVERVIEW		MANAGEMENT		ENVIRONMENT		MEASURES		INFORMATION
2	Our Business	28	Liquidity and	34	Government	44	Key Performance	57	Five-Year Financial
			Capital Resources		Regulation and		Indicators and		Summary
					Regulatory		Non-GAAP
					Developments		Measures

4	Our Strategy	30	Interest Rate and	36	Competition	46	Critical	58	Summary of
			Foreign Exchange				Accounting		Seasonality and
			Management				Policies		Quarterly Results

4	Recent	32	Outstanding Share	36	Risks and	46	Critical	59	Supplemental
	Industry		Data		Uncertainties		Accounting		Information: 2005
	Trends						Estimates		Quarterly Summary

5	Acquisition of	32	Dividends and			49	New Accounting	60	Supplemental
	Fido and		Distributions				Standards		Information: 2004
	Privatization of								Quarterly Summary
Wireless

6	Operating and	33	Commitments and			51	U.S. GAAP	61	Supplemental
	Financial Results		Other Contractual				Differences		Information: Non-
			Obligations						GAAP Calculations

		33	Off-Balance Sheet			51	Intercompany and
			Arrangements				Related Party
Transactions

1	Rogers Wireless 2005 MD&A

For the purposes of this MD&A, references to “we”, “us”, “our”, “Wireless”, the “Company” and “RWI” are to Rogers Wireless Inc. and its subsidiaries, including Fido Inc. (formerly Microcell Inc.) and its subsidiaries (“Fido”); references to “RWCI” are to our parent company, Rogers Wireless Communications Inc.; references to “RCI” are to Rogers Communications Inc., RWCI’s parent company; and, references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries. References to “AWE” are to AT&T Wireless Services, Inc.
Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.
Caution Regarding Forward-Looking Statements
This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, and other statements that are not historical facts. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of material factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. Forward-looking statements and assumptions for time periods subsequent to 2006 by their nature involve longer term assumptions and estimates than those for 2006 and are consequently subject to greater uncertainty and therefore the reader is especially cautioned not to place undue reliance on such longer-term forward-looking statements. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section of this MD&A entitled “Risks and Uncertainties”.
Additional Information
Additional information relating to us, including our Annual Information Form and discussions of our 2005 interim quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
1. OVERVIEW
Our Business
We are the largest Canadian wireless communications service provider, serving nearly 6.3 million subscribers at December 31, 2005, including nearly 6.2 million wireless voice and data subscribers. We operate a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology. We are Canada’s only carrier operating on the world standard GSM/GPRS technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 94% of Canada’s population. Subscribers to our wireless services have access to these services across the U.S. through our roaming agreements with various wireless operators. Our subscribers also have access to wireless voice service internationally in over 175 countries and GPRS service internationally in over 75 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.
We are wholly-owned by RWCI. RWCI is a wholly-owned subsidiary of RCI. RCI is a diversified Canadian communications and media company which, in addition to its ownership in Rogers Wireless, is engaged in cable

2	Rogers Wireless 2005 MD&A

television, high-speed Internet access and video retailing through Canada’s largest cable television provider, Rogers Cable Inc. (“Rogers Cable”); in local and long distance voice and data telecommunications services for business and residential customers across Canada through Rogers Telecom Holdings Inc. and its subsidiaries (“Telecom”), acquired July 1, 2005; and in radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Rogers Media”), collectively referred to herein as the “Rogers Group of Companies”.
Our Products and Services
We offer wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the GSM/GPRS/EDGE network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission, video streaming, music downloading, and two-way Short Message Service (“SMS”).
Our Distribution Network
We market our products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 7,000 dealer and retail locations across Canada (excluding the Rogers Video locations), which include approximately 2,000 locations selling subscriptions to service plans, handsets and prepaid cards and approximately 5,000 additional locations selling prepaid cards. Our nationwide distribution network includes an independent dealer network, Rogers Wireless and Fido stores and kiosks, major retail chains, and convenience stores. We also offer many of our products and services through a retail agreement with Rogers Video, which is a division of Rogers Cable that has more than 314 locations across Canada, and on our Rogers Wireless and Fido e-business websites.
Our Wireless Networks
We are a facilities-based carrier operating our wireless networks over a broad, national coverage area with an owned and leased fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of our networks enables subscribers to make and receive calls and to activate network features anywhere in our coverage area and in the coverage area of our roaming partners as easily as if they were in their home area.
We operate a digital wireless GSM/GPRS network in the 1900 megahertz (MHz) and 850Mhz frequency bands across our national footprint, which was initially deployed in 2002. The GSM/GPRS network, which operates seamlessly between the two frequencies, provides high-speed integrated voice and packet data transmission service capabilities. During 2004, we completed the deployment of EDGE technology across our national GSM/GPRS network. Accomplished by the installation of network software upgrades, EDGE more than tripled the wireless data transmission speeds previously available on the network. In December 2005, we initiated testing of UMTS/HSDPA third generation (“3G”) wireless technology in the downtown core of Toronto. UMTS/HSDPA is the next phase of the evolution of the GSM/EDGE platform delivering high mobility, high bandwidth wireless access for voice and data services, as discussed in the “Additions to PP&E” section.
Fido’s wireless network was also a GSM/GPRS network operating on the 1900MHz frequency band. During 2005, we completed the process of integrating the Rogers Wireless and Fido GSM/GPRS networks. This network integration enabled us to increase the density and quality of our wireless coverage while also reducing costs through the elimination of redundant cell sites and other network facilities.
Including the acquired Fido spectrum, we hold 25 megahertz of contiguous spectrum across Canada in the 850 frequency range and 60 megahertz in the 1900 frequency range across the country with the exception of Southwestern Ontario, Northern Quebec, and the Yukon, Northwest and Nunavut territories where we hold 50 megahertz in the 1900 frequency range.
We also hold certain broadband fixed wireless spectrum in the 2300MHz, 2500MHz and 3500MHz frequency ranges. In September 2005, we, together with Bell Canada, announced the formation of an equally-owned joint venture to construct

3	Rogers Wireless 2005 MD&A

a pan-Canadian wireless broadband network that will be based on the evolving Wi-MAX standards. Both companies will contribute their respective fixed wireless spectrum holdings to the joint venture, along with access to their respective cellular towers and network backhaul facilities. The fixed wireless network will act as a wholesale provider of capacity to each of the joint venture partners who in turn will market, sell, support and bill for their respective service offerings over the network.
Our Strategy
Our goal is to achieve profitable growth within the Canadian wireless communications industry, and our strategy is designed to maximize our cash flow and return on invested capital. The key elements of our strategy are as follows:

▪	Enhancing our scale and competitive position in the Canadian wireless communications market through the acquisition and integration of Fido;

▪	Focusing on voice and data services that are attractive to youth, families, and small and medium-sized businesses to optimize our customer mix;

▪	Delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;

▪	Increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, caller line ID, text messaging and wireless Internet;

▪	Enhancing sales distribution channels to increase focus on youth and business customers;

▪	Maintaining a technologically advanced, high quality and pervasive network by improving the quality of our GSM/GPRS/EDGE network and increasing capacity; and

▪	Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost reduction initiatives through infrastructure sharing.
Recent Industry Trends
Focus on Customer Retention
The wireless communications industry’s current market penetration in Canada is approximately 52% of the population, compared to approximately 69% in the U.S. and approximately 114% in the United Kingdom, and we expect the Canadian wireless industry to grow by approximately 4 to 5 percentage points of penetration each year. While this will produce growth, the growth on a year-over-year percentage change basis is slowing compared to historical levels. This deeper penetration drives an increased focus on customer satisfaction, the promotion of new data and voice services and features and, primarily, customer retention. As discussed below, the CRTC is implementing Wireless Number Portability (“WNP”). As such, customer satisfaction and retention will become even more critical in the future.
Demand for Sophisticated Data Applications
The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as handsets and other hand-held devices, to develop more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos and video clips, and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, wireless providers will likely

4	Rogers Wireless 2005 MD&A

continue to upgrade their digital networks to be able to offer the data transmission capabilities required by these new applications.
Migration to Next Generation Wireless Technology
The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capability. These networks are expected to support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, such as e-mail and purchasing systems.
Development of Additional Technologies
The development of additional technologies and their use by consumers may accelerate the widespread adoption of 3G digital voice and data networks. One such example is WiFi, which allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a wireless access point. The wireless connection is only effective within a range of approximately 100 meters and at theoretical speeds of up to 54 megabits per second. To address these limitations, WiFi access points must be placed selectively in high-traffic locations where potential customers frequent and have sufficient time to use the service. Technology companies are currently developing additional technologies designed to improve WiFi and otherwise utilize the higher data transmission speeds found in a 3G network. Future enhancements to the range of WiFi service, such as the emerging WiMax technology, and the networking of WiFi access points, may provide additional opportunities for mobile wireless operators to deploy hybrid high-mobility 3G and limited-mobility WiFi networks, each providing capacity and coverage under the appropriate circumstances.
Acquisition of Fido and Privatization of Wireless
On September 20, 2004, together with RCI, we announced an all cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Fido, Canada’s fourth largest wireless communications provider. The acquisition of Fido was successfully completed effective November 9, 2004 and made us the largest wireless operator in Canada and the only Canadian wireless provider operating on the world standard GSM/GPRS/EDGE wireless technology platform. Refer to “Critical Accounting Estimates — Purchase Price Allocations” and Note 3 to the Consolidated Financial Statements for more details regarding this transaction.
On November 11, 2004, RCI announced an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of RWCI, with the consideration being 1.75 RCI Class B Non-Voting shares for each RWCI Class B share held. The acquisition was successfully completed effective December 31, 2004, and RWCI became a wholly-owned subsidiary of RCI. RCI issued a total of 28,072,856 RCI Class B Non-Voting shares as consideration in this transaction.

5	Rogers Wireless 2005 MD&A

Operating and Financial Results
See sections entitled “Critical Accounting Policies,” “Critical Accounting Estimates” and “New Accounting Standards” and the Notes to the Consolidated Financial Statements for discussions of critical and new accounting policies and critical accounting estimates as they relate to the discussion of our operating and financial results below.
We measure the success of our strategies using a number of key performance indicators, which are outlined in the section “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.
For purposes of this discussion, revenue has been classified according to the following categories:
•	network revenue, which includes revenue derived from:
•	postpaid (voice and data), which consists of revenues generated principally from monthly fees, airtime and long- distance charges, optional service charges, system access fees and roaming charges;
•	prepaid, which consists of revenues generated principally from the advance sale of airtime, usage and long- distance charges; and
•	one-way messaging, which consists of revenues generated from monthly fees and usage charges.
•	equipment sales which consists of revenue generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by our customer service groups, our websites and telesales.
Operating expenses are segregated into the following categories for assessing business performance:
•	cost of equipment sales, representing costs related to equipment revenue;
•	sales and marketing expenses, consisting of costs to acquire new subscribers such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities;
•	operating, general and administrative expenses, consisting primarily of network operating expenses, customer care expenses, retention costs, including residual commissions paid to distribution channels, Industry Canada licencing fees associated with spectrum utilization, inter-carrier payments to roaming partners and long-distance carriers, CRTC contribution levy and all other expenses incurred to operate the business on a day-to-day basis;
•	management fees paid to RCI; and
•	integration expenses, relating to the integration of Fido operations, including certain severance costs, consulting, certain costs of conversion of billing and other systems.

6	Rogers Wireless 2005 MD&A

Summarized Financial Results (Actual)

	Years Ended December 31,
(In millions of dollars, except per share amounts)	2005	2004	% Chg
Operating revenue
Postpaid (voice and data)	$3,383.5	$2,361.1	43.3
Prepaid	209.6	116.7	79.6
One-way messaging	19.6	24.5	(20.0)

Network revenue	3,612.7	2,502.3	44.4
Equipment sales	393.9	281.2	40.1

Total operating revenue	4,006.6	2,783.5	43.9

Operating expenses
Cost of equipment sales	773.2	509.6	51.7
Sales and marketing expenses	603.8	444.4	35.9
Operating, general and administrative expenses	1,239.0	874.7	41.6
Management fees	12.0	11.7	2.6
Integration expenses(1)	53.6	4.4	—

Total operating expenses	2,681.6	1,844.8	45.4

Operating profit (2)	1,325.0	938.7	41.2
Depreciation and amortization	615.7	497.7	23.7

Operating income	709.3	441.0	60.8
Interest expense on long-term debt	(405.3)	(219.4)	84.7
Interest income (expense) on note receivable (payable) from RCI	10.5	(7.2)	—
Foreign exchange gain (loss)	25.7	(46.7)	—
Change in the fair value of derivative instruments	(27.3)	(7.8)	—
Loss on repayment of long-term debt	—	(2.3)	—
Investment and other income (expense)	(5.8)	8.0	—
Income tax expense — current	(3.6)	(6.5)	(44.6)
Income tax recovery — future	87.2	—	—

Net income	$390.7	$159.1	145.6

Earnings per share — basic and diluted	$236.91	$99.17	138.9
Total assets	$7,103.4	$5,054.8	40.5
Total liabilities	5,856.9	6,201.1	(5.6)
Operating profit margin as % of network revenue (2)	36.7%	37.5%
Additions to property, plant and equipment (“PP&E”)(2)	$584.9	$439.2	33.2

(1)	Expenses incurred relate to the integration of Fido operations .

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures “ section.

7	Rogers Wireless 2005 MD&A

Operating Highlights for the Year Ended December 31, 2005
•	We ended the year with a total of 6,168,000 retail wireless voice and data subscribers, reflecting postpaid net additions for the year of 603,100 and prepaid net additions of 15,700. Monthly postpaid churn decreased year-over-year to 1.61%.

•	The Fido integration was essentially completed with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.

•	Operating revenue increased by 43.9% for the year to $4,006.6 million in 2005 from $2,783.5 million in 2004.

•	Revenues from wireless data services grew approximately 109.7% year-over-year to $297.0 million in 2005 from $141.6 million in 2004, and represented approximately 8.2% of network revenue compared to 5.7% in 2004.

•	Operating profit grew 41.2% year-over-year as network revenue growth exceeded the increase in operating expenses.

•	On July 1, 2005, Canada’s national wireless carriers introduced inter-carrier MMS to wireless phone customers across the country. MMS greatly enhances traditional text messaging by allowing users to include photos, video clips, graphics, and audio clips and send them to other MMS-capable phones or to any e-mail address in the world.

•	We announced a wholesale agreement with Vidéotron under which Vidéotron will operate as a mobile virtual network operator, or MVNO, reselling Rogers’ wireless voice and data services to its extensive customer base in markets across Québec.

8	Rogers Wireless 2005 MD&A

Network Revenue and Subscribers (Actual)

	Years Ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	% Chg
Postpaid (Voice and Data) (1)
Gross additions (2)(4)	1,453.5	1,161.5	25.1
Net additions (2)(3)(4)	603.1	446.1	35.2
Acquisition of Fido subscribers(5)	—	752.0	—
Total postpaid retail subscribers(3)(4)	4,818.2	4,184.1	15.2
Average monthly revenue per user (“ARPU”)(6)	$63.56	$59.50	6.8
Average monthly usage (minutes)	503	395	27.3
Monthly churn(3)	1.61%	1.81%	(11.0)
Prepaid
Gross additions (2)	576.5	319.0	80.7
Net additions (2)(7)	15.7	32.5	(51.7)
Acquisition of Fido subscribers(5)	—	541.8	—
Total prepaid retail subscribers	1,349.8	1,334.1	1.2
ARPU(6)	$13.20	$11.88	11.1
Monthly churn(7)	3.54%	2.94%	20.4
Total — Postpaid and Prepaid
Gross additions (2)(4)	2,030.0	1,480.5	37.1
Net additions (2)(3)(4)(7)	618.8	478.6	29.3
Acquisition of Fido subscribers(5)	—	1,293.8	—
Total retail subscribers (3)(4)	6,168.0	5,518.2	11.8
ARPU (blended)(6)	$51.99	$50.05	3.9
Monthly churn(3)(7)	2.05%	2.03%	1.0
One-Way Messaging
Gross additions	23.0	29.0	(20.7)
Net losses	(29.8)	(45.2)	(34.1)
Total one-way subscribers	166.3	196.1	(15.2)
ARPU(6)	$9.09	$9.25	(1.7)
Monthly churn	2.43%	2.78%	(12.6)
Wholesale (1)
Total wholesale subscribers	107.7	91.2	18.1

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are excluded from the postpaid subscriber figures.

(2)	Subscriber activity includes Fido beginning November 9, 2004.

(3)	Effective December 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period which is consistent with the subscriber agreement terms and conditions, resulted in approximately 15,900 additional net postpaid subscribers being included in the year ended December 31, 2004.

(4)	Total postpaid retail subscribers include approximately 31,000 subscribers acquired as part of the purchase of Telecom on July 1, 2005. These subscribers are not included in gross or net additions for the year ended December 31, 2005.

(5)	Fido subscriber base upon acquisition effective November 9, 2004.

(6)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(7)	Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 and 44,000 in the years ended December 31, 2005 and 2004, respectively, and reducing monthly prepaid churn by 0.10% and 0.45% for the years ended December 31, 2005 and 2004, respectively.

9	Rogers Wireless 2005 MD&A

Network Revenue (Actual)
Network revenue of $3,612.7 million accounted for 90.2% of our total revenues in 2005, and increased 44.4% from 2004. This increase was driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth in Rogers Wireless’ subscriber base, and the increases in both postpaid and prepaid average monthly revenue per user (“ARPU”).
Net additions of postpaid voice and data subscribers were 603,100 for 2005 compared to 446,100 in 2004. Prepaid subscriber net additions were 15,700 for 2005 compared to 32,500 in 2004. We ended the year with a total of 6,168,000 retail wireless voice and data subscribers.
Postpaid voice and data ARPU was $63.56 for the year ended 2005, a 6.8% increase compared to 2004. ARPU has continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from travelers to Canada who utilize our network.
Data revenue grew by 109.7% year-over-year, to $297.0 million for the year ended December 31, 2005. Data revenue represented approximately 8.2% of total network revenue in the year ended 2005 compared to 5.7% in 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones, music, games, and other wireless data services and applications.
Prepaid ARPU was $13.20 for the year ended 2005, an increase of $1.32 compared to 2004. This increase was primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.
Monthly postpaid voice and data subscriber churn decreased to 1.61% in the year ended December 31, 2005, from 1.81% in the corresponding period of 2004, as a result of our proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.
Monthly prepaid churn increased to 3.54% for the year ended December 31, 2005 from 2.94% in the corresponding period of 2004. Eliminating the impact of the change in Fido deactivation policy, churn increased from 3.39% in 2004 to 3.64% in 2005.
One-way messaging (paging) subscriber churn for the year decreased to 2.43% for 2005. One-way messaging ARPU decreased by 1.7% during the year. With 166,300 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.
Equipment Sales (Actual)
Revenue from equipment sales for the year ending December 31, 2005, including activation fees and net of equipment subsidies, was $393.9 million, up 40.1% from the corresponding period in 2004. The year-over-year increase reflects the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

10	Rogers Wireless 2005 MD&A

Operating Expenses (Actual)

	Years Ended December 31,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg
Operating expenses
Cost of equipment sales	$773.2	$509.6	51.7
Sales and marketing expenses	603.8	444.4	35.9
Operating, general and administrative expenses	1,239.0	874.7	41.6
Management fees	12.0	11.7	2.6
Integration expenses (1)	53.6	4.4	—

Total operating expenses	$2,681.6	$1,844.8	45.4

Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses) (2)	$20.95	$19.21	9.1

Sales and marketing costs per gross subscriber addition(2)	$387	$372	4.0

(1)	Expenses incurred related to the integration of the operations of Fido.

(2)	Includes integration expenses for respective periods; As calculated in the “Key Performance Indicators and Non-GAAP Measures” section.
The acquisition of Fido accounted for approximately 61.6% of the increase in our operating expenses for the year ended December 31, 2005. Since Fido was acquired on November 9, 2004, the prior year only includes Fido financial results for 53 days.
Cost of equipment sales increased by $263.6 million for the year ended 2005 compared to 2004. 43.3% of the year-over-year increase is due to the acquisition of Fido. In addition, the increase reflects the growing volume of gross additions and handset upgrades associated with subscriber retention programs combined with generally higher price points of more sophisticated handsets and devices.
Sales and marketing expenses increased by $159.4 million for the year ended 2005 compared to 2004. The majority of the increase, approximately 71.0%, is due to the acquisition of Fido, which increased gross additions, compared to the corresponding period in the prior year. Our marketing efforts during 2005 included targeted programs to acquire high value customers on longer term contracts, including the successful Motorola RAZR V3 phone campaign, resulting in increases in the sales and marketing costs per gross addition. The increase in sales and marketing expenses also reflects the increase in the number of gross additions in the year.
Operating, general and administrative expenses increased by $364.3 million for the year ended 2005 compared to the corresponding period of 2004. The increase is a result of the acquisition of Fido, which accounted for 70.9% of the increase, along with increases in retention spending and growth in network operating expenses to accommodate the growth in our subscriber base and usage. These increased costs were offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.
Total retention spending (including subsidies on handset upgrades) was $288.3 million for the year ended 2005 compared to $199.3 million in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available in March 2007, as recently mandated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) on December 20, 2005.

11	Rogers Wireless 2005 MD&A

We incurred $53.6 million during the year for integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. See the section below entitled “Update on Fido Integration” for more details on integration costs incurred, including those costs recorded within PP&E expenditures and as part of the purchase accounting.
The $1.74 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, reflects our increased spending on handset upgrades associated with targeted retention programs and the impact of integration expenses resulting from the acquisition of Fido.
Operating Profit (Actual)
Operating profit grew by $386.3 million, or 41.2%, to $1,325.0 million in the year ended December 31, 2005 from $938.7 million in the corresponding period of 2004, due to network revenue growth of 44.4%, offset by the growth in operating expenses.
Reconciliation of Operating Profit to Net Income (Actual)
The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Years Ended December 31,
(In millions of dollars)	2005	2004	% Chg
Operating profit (1)	$1,325.0	$938.7	41.2
Depreciation and amortization	(615.7)	(497.7)	23.7

Operating income	709.3	441.0	60.8
Interest expense on long-term debt	(405.3)	(219.4)	84.7
Interest income (expense) on note receivable (payable) from RCI	10.5	(7.2)	—
Foreign exchange gain (loss)	25.7	(46.7)	—
Change in the fair value of derivative instruments	(27.3)	(7.8)	—
Loss on repayment of long-term debt	—	(2.3)	—
Investment and other income (expense)	(5.8)	8.0	—
Income tax expense — current	(3.6)	(6.5)	(44.6)
Income tax recovery — future	87.2	—	—

Net income	$390.7	$159.1	145.6

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
Depreciation and Amortization Expense (Actual)
Depreciation and amortization expense was $118.0 million higher in the year ended December 31, 2005 due to higher PP&E expenditure levels, and the impact of the depreciation and amortization of tangible and intangible assets arising from the acquisition of Fido of $134.3 million.
Operating Income (Actual)
Operating income grew to $709.3 million for 2005, an increase of $268.3 million, or 60.8%, from the $441.0 million earned in 2004, reflecting the combination of increased operating profit partially offset by increased depreciation and amortization expense.

12	Rogers Wireless 2005 MD&A

Interest Expense on Long-Term Debt (Actual)
Interest expense in 2005 increased by $185.9 million, compared to 2004, due primarily to the increase in long-term debt in the fourth quarter of 2004 associated with the acquisition of Fido.
Foreign Exchange Gain (Loss) (Actual)
The foreign exchange gain of $25.7 million in 2005 arose primarily from the strengthening of the Canadian dollar during 2005 from $1.2036 at December 31, 2004 to $1.1659 as at December 31, 2005, favourably affecting the translation of the unhedged portion of our U.S. dollar-denominated debt.
For the first six months of 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes; all foreign exchange gains and losses were therefore recorded in income. Hedge accounting was applied for the six months ended December 31, 2004 and for each of the quarters in the year ended December 31, 2005 which resulted in the foreign exchange gain or loss on 79.1% of our U.S. dollar-denominated debt that is hedged for accounting purposes being offset by an equal and opposite gain or loss in the qualified cross-currency interest rate exchange agreements. As a result, for the year ended December 31, 2004, we recorded a significant foreign exchange loss reflecting the exposure to foreign exchange fluctuations between the U.S. and Canadian dollars for the first six months of 2004.
Change in Fair Value of Derivative Instruments (Actual)
For the year ended December 31, 2005, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in losses of $27.3 million. For the year ended December 31, 2004, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $7.8 million.
Income Tax Expense (Actual)
The $3.6 million and $6.5 million current income tax expense in 2005 and 2004, respectively consists primarily of the Federal Large Corporations Tax. In 2005, we also determined it is more likely than not that we will realize the benefit of the majority of our future tax assets, which consist primarily of non-capital loss carryforwards. Accordingly, a future tax asset of $670.2 million was recognized. Since the majority of the future tax assets recognized relate to income tax assets arising on acquisition of Fido, the benefit was reflected as a reduction of goodwill in the amount of $583.0 million. The $87.2 million balance of the benefit was recorded as a future income tax reduction in 2005.
Net Income (Actual)
We recorded net income of $390.7 million in the year ended December 31, 2005, compared to $159.1 million in the corresponding period of 2004.

13	Rogers Wireless 2005 MD&A

Additions to PP&E (Actual)
     Additions to PP&E are classified into the following categories:

	Years Ended December 31,
(In millions of dollars)	2005	2004	% Chg
Additions to PP&E
Network — capacity	$285.7	$222.1	28.6
Network — other	117.2	125.7	(6.8)
Information technology and other	89.5	91.4	(2.1)
Integration of Fido	92.5	—	—

Total additions to PP&E	$584.9	$439.2	33.2

The $584.9 million of additions to PP&E for the year ended December 31, 2005 reflect spending on network capacity and quality enhancements. Additions to PP&E in the year ended December 31, 2005 also include $92.5 million of expenditures related to the Fido integration.
Network-related additions to PP&E in the year ended 2005 primarily reflect capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E relate primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.
On February 9, 2006, we announced that we intend to begin deploying a 3G network based upon the UMTS/HSDPA (Universal Mobile Telephone System /High Speed Downlink Packet Access) standard which we expect will provide us with data speeds that are superior to those offered by other 3G wireless technologies and enable us to add incremental voice and data capacity at significantly lower costs. UMTS/HSDPA is the next generation technology evolution for the global standard GSM platform which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. We estimate that the deployment of this network across most of the major Canadian cities will require total spending of approximately $390 million over the course of 2006 and 2007, including approximately $70 million of capacity spending that would have otherwise been invested in GSM. Because UMTS/HSDPA technology is fully backwards compatible with GSM, subscribers with UMTS/HSDPA enabled devices will be able to receive voice and data services everywhere that we offer wireless service across Canada, as well as when roaming in the more than 170 other countries around the world where GSM service is available and we have roaming agreements in place.
Update on Fido Integration
The integration of Fido was substantially completed during the year ended December 31, 2005. We have successfully completed the integration of the Fido GSM network across the country, as well as completed the migration of the Fido postpaid and prepaid subscriber bases onto the Wireless billing systems. The integration of other back office systems was substantially completed during 2005.
Prior to completion of the acquisition, we developed a plan to restructure and integrate the operations of Fido. As a result of the restructuring and integration, $129.0 million was originally accrued as a liability assumed on acquisition in the allocation of the purchase price as at December 31, 2004. As at December 31, 2004, no payments had been made related to this liability. This liability included severance and other employee-related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. During 2005, management finalized its plan and revised the estimated restructuring and integration costs. As restructuring and integration activities progressed and we were able to assess such matters as the extent of its network coverage, management was able to finalize those cell site and facility leases to be terminated and negotiate lease termination costs with the landlord where applicable.

14	Rogers Wireless 2005 MD&A

The negotiations related to the termination of other contracts were completed during 2005 as well. Additionally, as the dismantling of cell sites progressed, we were able to estimate the costs involved in dismantling sites with greater accuracy. With the continued restructuring and integration of Fido’s operational and administrative functions, we were able to determine those employees who would be retained and those whose employment would be severed in order to avoid the duplication of functions within the integrated enterprise.
During the year, adjustments were made to the purchase price allocation from that recorded on a preliminary basis at December 31, 2004 to reflect finalization of fair value of net assets acquired. These adjustments resulted in a net decrease of $29.7 million in the estimated fair values of net assets acquired. In addition, the estimated liabilities for Fido restructuring and integration costs accrued as part of the purchase price allocation have decreased by a total of $55.7 million from $129.0 million recorded at December 31, 2004 to $73.3 million due to revisions to the restructuring plan discussed above. The adjustments to these liabilities assumed on acquisition and the payments made in the year ended December 31, 2005 are as follows:

	As at				As at
	December 31,		Revised		December 31,
(In millions of dollars)	2004	Adjustments	Liabilties	Payments	2005
Network decommissioning and restoration costs	$52.8	$(18.5)	$34.3	$(18.5)	$15.8
Lease and other contract termination costs	48.3	(21.6)	26.7	(23.0)	3.7
Involuntary severance	27.9	(15.6)	12.3	(10.2)	2.1

Liabilities assumed on acquisition	$129.0	$(55.7)	$73.3	$(51.7)	$21.6

     Total severance and retention payments to Fido employees are estimated to be approximately $21.0 million, of which $12.3 million is accrued as part of the restructuring and integration costs in the purchase price allocation. Of the remaining $8.7 million that are treated as integration expenses when paid, $5.7 million has been incurred as of December 31, 2005.
     During the year ended December 31, 2005, $197.8 million of integration costs were incurred as follows:

	Years Ended December 31,
(In millions of dollars)	2005	2004
Payment of liabilities assumed on acquisition	$51.7	$—

Integration expenses included in operating expenses	53.6	4.4

Integration related additions to property, plant and equipment	92.5	—

Total integration costs incurred	$197.8	$4.4

Employees (Actual)
Remuneration represents a material portion of our expenses. We ended 2005 with approximately 4,500 full-time-equivalent employees (“FTE”), a decrease of approximately 400 from December 31, 2004. The change in the FTE levels was primarily due to activities associated with the integration of Fido in the areas of network operations, finance and information technology. We also rely on employees of RCI in the area of, amongst other things, customer service call centres, for a material amount of services. These RCI employees are not included in the FTE levels that we report.

15	Rogers Wireless 2005 MD&A

Total remuneration paid to employees (both full and part-time) in 2005 was approximately $383.3 million, an increase of $129.9 million, or 51.3%, from $253.4 million in the prior year, primarily as the result of the acquisition of Fido.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 (Actual)
The information provided in the tables below includes the operations of Fido from the date of acquisition of November 9, 2004.

	Years Ended December 31,
(In millions of dollars, except per share amounts)	2004	2003	% Chg
Operating revenue (1)
Postpaid (voice and data)	$2,361.1	$1,911.1	23.5
Prepaid	116.7	91.3	27.8
One-way messaging	24.5	27.6	(11.2)

Network revenue	2,502.3	2,030.0	23.3
Equipment sales	281.2	177.8	58.2

Total operating revenue	2,783.5	2,207.8	26.1

Operating expenses (1)
Cost of equipment sales	509.6	380.8	33.8
Sales and marketing expenses	444.4	362.0	22.8
Operating, general and administrative expenses	874.7	737.4	18.6
Management fees	11.7	11.3	3.5
Integration expenses (2)	4.4	—	—

Total operating expenses	1,844.8	1,491.5	23.7

Operating profit (3)	938.7	716.3	31.0
Depreciation and amortization	497.7	518.6	(4.0)

Operating income	441.0	197.7	123.1
Interest expense on long-term debt	(219.4)	(193.6)	13.3
Interest expense on note payable to RCI	(7.2)	—	—
Foreign exchange gain (loss)	(46.7)	135.2	—
Change in the fair value of derivative instruments	(7.8)	—	—
Loss on repayment of long-term debt	(2.3)	—	—
Investment and other income	8.0	1.0	—
Income tax expense — current	(6.5)	(2.4)	170.8

Net income	$159.1	$137.9	15.4

Earnings per share — basic and diluted	$99.17	$85.96	15.4
Total assets	$5,054.8	$3,107.3	62.7
Total liabilities	6,201.1	2,666.9	132.5
Additions to property, plant and equipment (“PP&E”)(3)	439.2	411.9	6.6
Operating profit margin as % of network revenue (3)	37.5%	35.3%	6.2

(1)	Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards” section.

16	Rogers Wireless 2005 MD&A

(2)	Expenses incurred relate to the integration of Fido operations.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
Operating Highlights for the Year Ended December 31, 2004
•	Effective November 9, 2004, we successfully acquired Fido for total consideration of approximately $1,318.4 million, making us Canada’s largest wireless carrier and the country’s only provider operating on the global standard GSM/GPRS technology platform.
•	On December 31, 2004 we became a wholly-owned subsidiary of RCI upon the completion of the acquisition by RCI of all of RWCI’s publicly-owned Class B Restricted Voting shares.
•	Net additions of postpaid voice and data subscribers were 446,100, compared to the 400,200 net additions in 2003, reflecting higher gross additions, reduced levels of churn and the acquisition of Fido. Net additions of prepaid subscribers were 32,500 compared to 2,000 in 2003, reflecting the combination of our continued emphasis on the higher-value postpaid segment of the market, selling prepaid handsets at higher price points and more price-competitive prepaid offerings in the market.
•	Revenues from wireless data services grew approximately 108.5% year-over-year to $ 141.6 million in 2004 from $67.9 million in 2003, and represented approximately 5.7% of network revenue compared to 3.3% in 2003.
•	We successfully completed the deployment of EDGE technology across our entire GSM/GPRS network and have introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

17	Rogers Wireless 2005 MD&A

Network Revenue and Subscribers (Actual)

	Years Ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2004	2003	% Chg
Postpaid (Voice and Data)(1)
Gross additions (2)	1,161.5	1,021.5	13.7
Net additions (2)(3)	446.1	400.2	11.5
Acquisition of Fido subscribers (4)	752.0	—	—
Total postpaid retail subscribers (3)	4,184.1	3,029.6	38.1
Average monthly revenue per user (“ARPU”)(5)(8)	$59.50	$57.25	3.9
Average monthly usage (minutes)	395	361	9.4
Monthly churn (3)	1.81%	1.88%	(3.7)
Prepaid
Gross additions (2)	319.0	257.4	23.9
Net additions (losses) (2)(6)	32.5	2.0	—
Acquisition of Fido subscribers (4)	541.8	—	—
Adjustment to subscriber base (7)	—	(20.9)	—
Total prepaid retail subscribers	1,334.1	759.8	75.6
ARPU(8)	$11.88	$10.08	17.9
Monthly churn (6)	2.94%	2.82%	4.3
Total — Postpaid and Prepaid (1)
Gross additions (2)	1,480.5	1,278.9	15.8
Net additions (2)	478.6	402.2	19.0
Acquisition of Fido subscribers (4)	1,293.8	—	—
Adjustment to subscriber base (7)	—	(20.9)	—
Total retail subscribers (3)	5,518.2	3,789.4	45.6
ARPU blended (5)(8)	$50.05	$47.19	6.1
One-Way Messaging
Gross additions	29.0	42.5	(31.7)
Net losses	(45.2)	(61.1)	(26.0)
Total subscribers	196.1	241.3	(18.7)
ARPU(8)	$9.25	$8.40	10.1
Monthly churn	2.78%	3.13%	(11.2)

Wholesale subscribers (1)	91.2	—	—

(1)	Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under the “wholesale” category on a prospective basis. Accordingly, approximately 43,600 wholesale subscribers were reclassified from the postpaid subscriber base to the “wholesale” category.

(2)	Subscriber activity includes Fido beginning November 9, 2004.

(3)	Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested, consistent with the subscriber agreement terms and conditions, resulting in approximately 15,900 additional net postpaid subscribers being included in the year. This had the impact of reducing postpaid churn by 0.04% for the year.

(4)	Fido subscriber base upon acquisition effective on November 9, 2004.

(5)	Effective January 1, 2004, we adopted new Canadian accounting standards regarding the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented. See the “New Accounting Standards” section.

18	Rogers Wireless 2005 MD&A

(6)	Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido are recognized after 180 days of no usage to conform to the prepaid churn definition, impacting approximately 44,000 prepaid subscribers. This had the impact of reducing prepaid churn by 0.45% for the year.

(7)	In 2003, we determined that subscribers who had only non-revenue usage should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

(8)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
Network Revenue (Actual)
Network revenue of $2,502.3 million accounted for 89.9% of our total revenues in 2004 and increased 23.3% from 2003. This growth reflects the 45.6% increase in the number of wireless voice and data subscribers from 2003 combined with a 6.1% year-over-year increase in blended postpaid and prepaid ARPU. These figures include the results of Fido from November 9, 2004.
Postpaid voice and data gross subscriber additions in 2004 represented 78.5% of total gross activations and over 93.2% of our total net additions. We have continued our strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has contributed to the significantly heavier mix of postpaid versus prepaid subscribers.
The 3.9% year-over-year increase in postpaid ARPU to $59.50 in 2004 reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. With the continued increase in the portion of our customer base using GSM handsets, we have experienced significant increases in roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network. The 108.5% growth in data revenues, from $67.9 million for 2003 to $141.6 million for 2004, represented approximately 68.4% of the $2.25 increase in postpaid ARPU.
Prepaid ARPU increased to $11.88 in 2004, compared to $10.08 in 2003, as a result of changes to pricing introduced in 2003 together with higher usage per subscriber and the impact of the acquisition of the higher ARPU Fido prepaid subscriber base.
Our postpaid voice and data subscriber churn rate of 1.81% in 2004 has improved from 1.88% in 2003 and reflects our continued utilization of longer term customer contracts and focused subscriber retention efforts. During 2004, we have experienced increased levels of customers being deactivated for non-payment. As a result, we implemented more restrictive credit requirements during the fourth quarter of 2004. The increase in prepaid churn to 2.94% from 2.82% in the prior year period reflects the minimal sales and marketing resources focused towards our prepaid offerings given our postpaid focus, combined with highly-competitive prepaid offerings in the market.
One-way messaging (paging) subscriber churn has declined year-over-year to 2.78%, while one-way messaging ARPU has increased by 10.1%, reflecting pricing changes implemented in earlier periods. With 196,100 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.
Equipment Sales (Actual)
In 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $281.2 million, up $103.4 million, or 58.2%, from 2003. This significant increase in equipment revenue reflects the higher volume of handset upgrades associated with our retention programs, combined with the generally higher price points of more sophisticated handsets and devices and the higher volume of postpaid voice and data subscriber gross additions.

19	Rogers Wireless 2005 MD&A

Operating Expenses (Actual)

	Years Ended December 31,
(In millions of dollars, except per subscriber statistics)	2004	2003	% Chg
Operating expenses (1)
Cost of equipment sales	$509.6	$380.8	33.8
Sales and marketing expenses	444.4	362.0	22.8
Operating, general and administrative expenses	874.7	737.4	18.6
Management fees	11.7	11.3	3.5
Integration expenses	4.4	—	—

Total operating expenses	$1,844.8	$1,491.5	23.7

Average monthly operating expense per subscriber before sales and marketing expenses (1)	$19.21	$17.87	7.5

Sales and marketing costs per gross subscriber addition (1)	$372	$376	(1.1)

(1)	As reclassified. See the “New Accounting Standards” section.
The $128.8 million increase for 2004 in the cost of equipment sales reflects the significantly increased handset upgrade activity associated with our retention programs and increased activations of new subscribers. Both the new subscriber acquisition and subscriber retention programs were influenced by the trend to higher-priced feature-rich colour handsets and data devices.
The 22.8% year-over-year increase in total sales and marketing expenses primarily reflects the higher variable acquisition costs associated with the 13.7% year-over-year increase in the number of postpaid voice and data gross additions in 2004, as compared to 2003, and the acquisition of Fido. Variable sales and marketing expenses increased in line with our strategy of offering customers incentives to enter into multi-year service contracts. Fixed sales and marketing costs, such as advertising and overhead costs, increased modestly in 2004, as compared to the prior year, largely due to increased advertising costs. Sales and marketing costs per gross addition was $372, a decrease of $4 from $376 in 2003.
Including the $4.4 million of integration expenses, the year-over-year increase in operating, general and administrative expenses of $141.7 million, or 19.2%, as compared to the corresponding period in 2003, is primarily attributable to the acquisition of Fido, higher credit and collection costs, increases in network operating expense and growth in customer service or retention expenses reflective of the growth in our customer base. Retention spending includes the cost of our customer loyalty and renewal programs, as well as residual payments to our agents and distributors for ongoing service for certain of our existing customers. This increase is partially offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions.
The year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses, to $19.21 in 2004 reflects our increased spending on handset upgrades associated with targeted retention programs and the impact of increases in operating, general and administrative expenses. Total retention spending (including subsidies on handset upgrades) increased to $88.4 million in 2004 as compared to $75.7 million in 2003. Retention spending, both on an absolute and per subscriber basis, is expected to continue to grow as wireless market penetration in Canada increases.

20	Rogers Wireless 2005 MD&A

Operating Profit (Actual)
Operating profit grew by $222.4 million, or 31.0%, to $938.7 million in 2004 from $716.3 million in 2003. Operating profit as a percentage of network revenue, or operating profit margin, increased to 37.5% in 2004 from 35.3% in 2003 due to the strength of network revenue growth.
Reconciliation of Operating Profit to Net Income (Actual)
Taking into account the other income and expense items below operating profit, we recorded net income of $159.1 million in 2004, compared to $137.9 million in 2003. The year-over-year increase in net income was principally a result of an increase in operating profit of $222.4 million combined with a decrease of $20.9 million in depreciation and amortization expense offset by a loss related to foreign exchange fluctuations of $181.9 million.

	Years Ended December 31,
(In millions of dollars)	2004	2003	% Chg
Operating profit (1)	$938.7	$716.3	31.0
Depreciation and amortization	(497.7)	(518.6)	(4.0)

Operating income	441.0	197.7	123.1
Interest expense on long-term debt	(219.4)	(193.6)	13.3
Interest expense on note payable to RCI	(7.2)	—	—
Foreign exchange gain (loss)	(46.7)	135.2	—
Change in the fair value of derivative instruments	(7.8)	—	—
Loss on repayment of long-term debt	(2.3)	—	—
Investment and other income (expense)	8.0	1.0	—
Income tax expense	(6.5)	(2.4)	170.8

Net income	$159.1	$137.9	15.4

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
Depreciation and Amortization Expense (Actual)
Depreciation and amortization expense was $20.9 million lower in 2004, as compared to 2003. During 2003, we announced that we would terminate our brand licence agreement in early 2004 and change our brand name to exclude the AT&T brand. Consequently, in 2003, we accelerated the amortization of the brand licence to reduce the carrying value to nil. This was partially offset by increased amortization of intangible assets arising on the acquisition of Fido totaling approximately $10.5 million, which going forward is expected to increase amortization expense on a full year basis by approximately $74.4 million over the next two years, and a lesser amount thereafter.
Operating Income (Actual)
Operating income grew to $441.0 million for 2004, an increase of $243.3 million, or 123.1%, from the $197.7 million earned in 2003, reflecting the combination of increased operating profit and reduced depreciation and amortization expense.
Interest Expense on Long-Term Debt (Actual)
Interest expense in 2004 increased by $25.8 million, compared to 2003, due primarily to the issuance on November 30, 2004 of approximately US $2,356.0 million aggregate principal amount of debt.

Rogers Wireless 2005 MD&A
21

Foreign Exchange Gain (Loss) (Actual)
The foreign exchange gain of $135.2 million in 2003 arose primarily from the strengthening of the Canadian dollar during 2003 (by $0.2872) as it favourably effected the translation of the unhedged portion of our U.S. dollar-denominated debt. In 2004, despite the continuing strength in the Canadian dollar on a year over year basis, we recorded a foreign exchange loss of $46.7 million arising primarily from the change in accounting policy for derivative instruments that resulted in our discontinuing the treatment of cross-currency interest rate exchange agreements as hedges for the 6 month period ending June 30, 2004 and the loss arising from the repayment of an aggregate US$708.4 million of debt during this period, a period during which the Canadian dollar weakened against the U.S dollar. On July 1, 2004, we designated, for accounting purposes, the majority of our cross-currency interest rate exchange agreements as hedges on its U.S. dollar-denominated debt, thereby largely mitigating our sensitivity to changes in the value of the Canadian dollar for the remainder of the year. See “Change in Fair Value of Derivative Instruments” below.
Change in Fair Value of Derivative Instruments (Actual)
Effective January 1, 2004, in accordance with CICA Accounting Guideline 13, “AcG-13”, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements, as hedges for accounting purposes and consequently began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income. Accordingly, up to June 30, 2004, we recorded the change in the fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements.
Effective July 1, 2004, we met the requirements of AcG-13 to treat certain of our cross-currency interest rate exchange agreements as hedges for accounting purposes. Hedge accounting was applied prospectively beginning July 1, 2004. The exchange agreements not accounted for as hedges continue to be marked-to-market with their change in fair value each period either recorded in or charged against income, as appropriate.
For 2004, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $7.8 million.
Loss on Repayment of Long-Term Debt (Actual)
On March 26, 2004, we redeemed the US$196.1 million principal amount of our 8.30% Senior Secured Notes due 2007, the US$179.1 million principal amount of our 8.80% Senior Subordinated Notes due 2007, and the US$333.2 million principal amount of our 9 3/8% Senior Secured Debentures due 2008. Also on February 20, 2004 we unwound an aggregate US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. This resulted in a loss on the repayment of long-term debt of $2.3 million, which included redemption premiums of $34.7 million, the write-off of deferred financing costs of $7.8 million, and a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound.
Additions to PP&E (Actual)
Additions to PP&E totalled $439.2 million in 2004, an increase of $27.3 million, or 6.6%, from $411.9 million in 2003. Additions to network-related PP&E were $347.8 million compared to $339.8 million in the prior year, and included $195.8 million for capacity expansion of the GSM/GPRS/EDGE network and transmission, compared to $222.4 million in 2003. The balance of $152.0 million in additions to network-related PP&E related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E consisted of $66.9 million for information technology initiatives and $24.5 million for other facilities and equipment.

22	Rogers Wireless 2005 MD&A

Employees (Actual)
Remuneration represents a material portion of our expenses. We ended 2004 with approximately 4,900 full-time-equivalent (“FTE”) , an increase of approximately 2,600 from December 31, 2003. The increase in the FTE levels was primarily due to the acquisition of Fido, which resulted in increases in the areas of sales operations, customer care, retention, credit and collections, network operations and information technology. We also rely on employees of RCI in the area of, amongst other things, customer service call centres, for a material amount of services. These RCI employees are not included in the FTE levels that we report.
Total remuneration paid to employees (both full and part-time) in 2004 was approximately $253.4 million, an increase of $68.1 million, or 36.8%, from $185.3 million in the prior year.
Basis of Pro Forma Information
Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the transaction relating to Fido, as described herein had occurred on January 1, 2003. Such information is based on our historical financial statements, the historical financial statements of Fido, and the accounting for the purchase of Fido.
Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.
This pro forma information reflects, among other things, adjustments to Fido’s historically reported financial information to conform it to our accounting policies, the impacts of purchase accounting, and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in RWCI into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2005 Annual Audited Consolidated Financial Statements and Notes thereto.

23	Rogers Wireless 2005 MD&A

The tables below present selected unaudited pro forma information.
Summarized Consolidated Financial Results (Pro Forma)

	Years Ended December 31,
	2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg
Operating revenue
Postpaid (voice and data)	$3,383.5	$2,769.8	22.2
Prepaid	209.6	216.4	(3.1)
One-way messaging	19.6	24.5	(20.0)

Network revenue	3,612.7	3,010.7	20.0
Equipment sales	393.9	321.2	22.6

Total operating revenue	$4,006.6	$3,331.9	20.2

Operating expenses
Cost of equipment sales	$773.2	$625.6	23.6
Sales and marketing expenses	603.8	549.1	10.0
Operating, general and administrative expenses	1,239.0	1,141.5	8.5
Management fees	12.0	11.7	2.6
Integration expenses(1)	53.6	4.4	—

Total operating expenses	$2,681.6	$2,332.3	15.0

Operating profit (2)	1,325.0	999.6	32.6
Operating profit margin as % of network revenue(2)	36.7%	33.2%
Additions to property, plant and equipment (“PP&E”)(3)	$584.9	$674.1	(13.2)

(1)	Expenses incurred related to the integration of the operations of Fido, including certain severance costs, consulting, and certain costs of conversion of billing and other systems.

(2)	See the “Key Performance Indicators and Non-GAAP Measures” section.

(3)	Additions to property, plant and equipment (“PP&E”) include capital expenditures related to Fido integration of $92.5 million for the year ended 2005.

24	Rogers Wireless 2005 MD&A

Network Revenue and Subscribers (Pro Forma)

	Years Ended December 31,
	2005	2004
(Subscriber statistics in thousands, except ARPU and churn)	Actual	Pro Forma	% Chg
Postpaid (Voice and Data)(1)
Gross additions	1,453.5	1,493.7	(2.7)
Net additions(2)	603.1	605.9	(0.5)
Total postpaid retail subscribers(2)(4)	4,818.2	4,184.1	15.2
ARPU(3)	$63.56	$59.74	6.4
Monthly churn(2)	1.61%	1.93%	(16.6)
Prepaid
Gross additions	576.5	498.0	15.8
Net additions (losses)(5)	15.7	(3.8)	—
Adjustment to the subscriber base(6)	—	(74.8)	—
Total prepaid retail subscribers	1,349.8	1,334.1	1.2
ARPU(3)	$13.20	$13.67	(3.4)
Monthly churn(5)	3.54%	3.17%	11.7
Total — Postpaid and Prepaid
Gross additions	2,030.0	1,991.7	1.9
Net additions(2)(5)	618.8	602.1	2.8
Adjustment to the subscriber base(6)	—	(74.8)	—
Total retail subscribers(2)(4)(5)	6,168.0	5,518.2	11.8
ARPU (blended)(3)	$51.99	$48.01	8.3
Monthly churn(2)(5)	2.05%	2.25%	(8.9)
Wholesale (1)
Total wholesale subscribers	107.7	91.2	18.1

(1)	Effective at the beginning of the fourth quarter 2004, on a prospective basis, wholesale subscribers are excluded from the postpaid subscriber figures.

(2)	Effective December 2004, voluntarily deactivating wireless subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 15,900 additional net postpaid subscribers being included in the three and twelve month periods ended December 31, 2004.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(4)	Total postpaid retail subscribers include approximately 31,000 subscribers acquired as part of the purchase of Telecom on July 1, 2005. These subscribers are not included in gross or net additions for the year ended December 31, 2005.

(5)	Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 and 44,000 in the years ended December 31, 2005 and 2004, respectively, and reducing monthly prepaid churn by 0.10% and 0.28% for the years ended December 31, 2005 and 2004, respectively.

(6)	At the beginning of the second quarter of 2004, Fido removed 74,800 inactive prepaid customers from the retail subscriber base. This adjustment was not reflected in the calculation of prepaid and blended churn rates or in net additions (losses) and these operating statistics are presented net of such adjustments.

25	Rogers Wireless 2005 MD&A

Network Revenue (Pro Forma)
The pro forma network revenue increase of 20.0% over 2004 reflects the 11.8% increase in the number of retail wireless voice and data subscribers from December 31, 2004 combined with the 8.3% year-over-year increase in blended postpaid and prepaid ARPU.
We added 603,100 net postpaid voice and data subscribers in 2005 compared to 605,900 on a pro forma basis in 2004, while prepaid voice subscriber net additions were 15,700 for 2005 compared to net losses of 3,800 on a pro forma basis in 2004.
The 6.4% year-to-date growth in pro forma postpaid ARPU reflect the continued growth of both wireless data and roaming revenues as well as an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize our network, as global wireless usage continues to increase.
Pro forma data revenue grew by 92.0% year over year, to $297.0 million for 2005. Data revenues represented approximately 8.2% of network revenue in 2005 compared to 5.1% of pro forma network revenue in 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones, music , games, and other wireless data services and applications.
Prepaid ARPU for 2005 decreased on a pro forma basis by 3.4% versus 2004 to $13.20. The decline primarily reflects the increased focus by Fido on higher revenue postpaid subscribers and the introduction of competitive prepaid offerings into the market.
Postpaid voice and data subscriber churn decreased to 1.61% for the year from the pro forma rate of 1.93% in 2004 as a result of our proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.
Prepaid churn increased to 3.54% in 2005 from the pro forma rate of 3.17% in 2004. Eliminating the impact of the change in Fido deactivation policy, churn increased from 3.45% in 2004 to 3.64% in 2005.

26	Rogers Wireless 2005 MD&A

Wireless Operating Expenses (Pro Forma)

	Years Ended December 31,
	2005	2004
(In millions of dollars, except per subscriber statistics)	Actual	Pro Forma	% Chg
Operating expenses
Cost of equipment sales	$773.2	$625.6	23.6
Sales and marketing expenses	603.8	549.1	10.0
Operating, general and administrative expenses	1,239.0	1,141.5	8.5
Management fees	12.0	11.7	2.6
Integration expenses(1)	53.6	4.4	—

Total operating expenses	$2,681.6	$2,332.3	15.0

Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses)(2)	$20.95	$19.88	5.4

Sales and marketing costs per gross subscriber addition(2)	$387	$357	8.4

(1)	Expenses incurred related to the integration of the operations of Fido.

(2)	As calculated in the “Supplementary Information – Non-GAAP Calculations” section.
The increase in the cost of equipment sales for 2005 over the pro forma cost of equipment sales for 2004 reflects the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.
Marketing efforts during 2005 included targeted programs to acquire high value customers on longer term contracts, including the successful Motorola RAZR V3 phone campaign, resulting in an 8.4% pro forma increase in sales and marketing costs per gross addition to $387 for 2005.
The year-over-year operating, general and administrative expenses on a pro forma basis of $97.5 million are primarily attributable to the increases in retention spending and growth in network operating expenses to accommodate the growth in our subscriber base and usage. These costs were offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.
Total retention spending (including subsidies on handset upgrades) was $288.3 million in 2005 compared to $225.9 million on a pro forma basis in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and WNP becomes available in March 2007, as recently mandated by the CRTC on December 20, 2005.
The $1.07 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, on a pro forma basis, reflects our increased spending on handset upgrades associated with targeted retention programs and the impact of integration expenses resulting from the acquisition of Fido.

27	Rogers Wireless 2005 MD&A

Operating Profit (Pro Forma)
Operating profit increased by $325.4 million in 2005, or 32.6%, over operating profit on a pro forma basis for 2004 due to network revenue growth of 20.0%, offset by the growth in operating expenses, on a pro forma basis. This resulted in an increase in the operating profit margin to 36.7% from 33.2% on a pro forma basis in 2004.
Additions to PP&E (Pro Forma)
The following table presents actual and pro forma information of additions to property, plant and equipment.

	Years Ended December 31,
	2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg
Additions to PP&E
Network — capacity	$285.7	$450.8	(36.6)
Network — other	117.2	119.1	(1.6)
Information technology and other	89.5	104.2	(14.1)
Integration of Fido	92.5	—	—

Total additions to PP&E	$584.9	$674.1	(13.2)

Additions to PP&E for 2005 decreased by $ 89.2 million versus pro forma additions in 2004.Additions to PP&E in 2005 include $92.5 million of expenditures related-to the Fido integration.-This decrease is-directly attributable to reduced spending at Fido as a result of the acquisition.
2. FINANCING AND RISK MANAGEMENT
Liquidity and Capital Resources
Operations
For 2005, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $927.2 million from $714.9 million in 2004. The $212.3 million increase is primarily the result of a $386.3 million increase in operating profit.
Taking into account the changes in non-cash working capital items for 2005, cash generated from operations was $800.8 million, compared to $716.7 million in 2004.
Total funds raised in 2005 aggregated $871.8 million, comprised of cash flow from operations of $800.8 million together with $71.0 million net proceeds from drawdowns under our bank credit facility.
Funds used during 2005, totalled approximately $1,012.6 million, the details of which are:
•	$599.0 million additions to PP&E, including $14.1 million change in non-cash working capital;

•	$350.0 million repayment of intercompany debt owing to RWCI;

28	Rogers Wireless 2005 MD&A

•	$51.7 million to fund the exercise of call rights for warrants issued by Fido, which was related to the acquisition of Fido;

•	$6.5 million for the purchase of wireless subscribers from Telecom;

•	$4.8 million for the funding of spectrum licences; and

•	$0.6 million repayment of mortgages and capital leases.
Taking into account the cash balance of $54.6 million at the beginning of 2005, the cash deficiency at December 31, 2005 was $86.2 million.
Financing
Our long-term financial instruments are described in Note 10 to the 2005 Consolidated Financial Statements. Essentially other than the $350.0 million repayment of intercompany debt owing to RWCI and the net $71.0 million drawdowns under our bank credit facility, there was no change in our financing during 2005.
Covenant Compliance
The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company governed by these agreements. Generally, the terms of the bank credit facility impose the most significant of these restrictions including debt incurrence and maintenance tests, restrictions upon additional investments and sales of assets. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2005, the Company was in compliance with all terms of the long-term debt agreements and the Company expects to remain in compliance with all of these covenants. Based on the most restrictive covenants at December 31, 2005, the Company could have borrowed approximately $3.1 billion, of which approximately $629.0 million could have been borrowed under the our bank credit facility, in addition to the $71.0 million outstanding at December 31, 2005.
2006 Cash Requirements
We anticipate generating a net cash surplus in 2006 from cash from operations and we anticipate using this cash surplus to repay the $160.0 million 10.50% Senior Secured Notes that mature in June, 2006 and the $22.2 million mortgage that matures in July, 2006. As well, we anticipate making distributions to RWCI.
Required Principal Repayments
At December 31, 2005, the required repayments on all long-term debt in the next five years totalled $895.6 million. The required repayments are comprised mainly of the $160.0 million 10.50% Senior Secured Notes and $22.2 million mortgage which both mature in 2006 together with $641.2 million (US $550.0 million) Floating Rate Senior Secured Notes and the $71.0 million outstanding under the bank credit facility, both maturing in 2010.
Credit Ratings
Since November 8, 2004, Moody’s Investors Service rated the Company’s senior secured and senior subordinated public debt Ba3 and B2 respectively, with a stable outlook. An October 31, 2005 Moody’s placed all of the Rogers public debt ratings under review for a possible upgrade. On February 17, 2006 Moody’s increased the ratings on all of the Rogers

29	Rogers Wireless 2005 MD&A

public debt including the public debt of Wireless. The senior secured rating is now Ba2 with a positive outlook and the senior subordinated ratings is now Ba3 with a positive outlook.
On October 27, 2005, Standard & Poor’s Ratings Service revised its outlook on all of the Rogers public debt, including that of Wireless to positive from stable. This was the only change in the BB and B+ ratings for Wireless’ senior secured and senior subordinated debt since they were lowered by Standard & Poor’s on November 8, 2004.
The credit ratings assigned by Fitch Ratings on the Wireless senior secured and senior subordinated public debt have not changed since November 12, 2004. They are BB+ and BB- respectively. The outlook is stable.
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of S&P and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of S&P, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated.
The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.
Interest Rates and Foreign Exchange Management
Economic Hedge Analysis
For the purpose of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures, in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.
There have been no changes in our hedging status during the year ended December 31, 2005 from that disclosed in the 2004 MD&A. As at December 31, 2005, 97.2% of our U.S. dollar denominated debt was hedged on an economic basis and 79.1% was hedged on an accounting basis. Our hedged position is noted below.

30	Rogers Wireless 2005 MD&A

(In millions of dollars, except percentages)	December 31, 2005			December 31, 2004

U.S. dollar-denominated long-term debt	US	$3,364.9		US	$3,364.9

Hedged with cross-currency interest rate exchange agreements	US	$3,271.8		US	$3,271.8

Hedged Exchange Rate		1.2826			1.2826

Percent Hedged		97.2	% (1)		97.2%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$550.0		US	$550.0
at US $ floating rate of LIBOR plus		3.13%			3.13%
for all-in rate of		7.62%			5.53%
to Cdn $ floating at bankers acceptance plus		3.42%			3.42%
for all-in rate of		6.90%			6.06%
on Cdn $ principal of	Cdn	$652.7		Cdn	$652.7

Converted US $ principal of	US	$2,670.0		US	$2,670.0
at US $ fixed rate of		7.61%			7.61%
to Cdn $ fixed rate of		8.34%			8.34%
on Cdn $ principal of	Cdn	$3,476.3		Cdn	$3,476.3

Converted US $ principal of	US	$51.8		US	$51.8
at US $ fixed rate of		9.38%			9.38%
to Cdn $ floating at bankers acceptance plus		2.67%			2.67%
for all-in rate of		6.07%			5.30%
on Cdn $ principal of	Cdn	$67.4		Cdn	$67.4

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$5,019.3		Cdn	$4,952.6
Total long-term debt at fixed rates	Cdn	$4,228.2		Cdn	$4,232.5
Percent of long-term debt fixed		84.2%			85.5%

Weighted average interest rate on long-term debt		8.13%			8.04%

(1)	Pursuant to the requirements for hedge accounting under AcG-13, on December 31, 2005, we accounted for 81.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 79.1% of U.S. dollar-denominated debt is hedged for accounting purposes versus 97.2% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.
We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. In order to minimize the

31	Rogers Wireless 2005 MD&A

risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2005, all of our counterparties to these agreements were financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.
Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. We have established a target of hedging at least 50% of our foreign exchange exposure through the use of instruments outlined above. We will continue to monitor our hedged position, on an economic basis, with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future by unwinding certain existing positions and/or by entering into new cross-currency interest rate exchange agreements or by using other instruments.
Certain of our U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes. Changes in the foreign exchange rate would impact the Canadian dollar carrying value, in accordance with GAAP, of this unhedged long-term debt, as well as our interest expense and earnings per share on a full-year basis, as follows:

(In millions of dollars,	Cdn $	Cdn $	Change in
except earnings per share)	Change in Carry Value	Change in Annual	Earnings
Change in Cdn$ versus US$	of Long-Term Debt (1)	Interest Expense	Per Share (2)
$0.01	$7.0	$0.1	$4.45
0.03	21.1	0.3	13.36
0.05	35.2	0.5	22.26
0.10	70.5	0.9	44.52

(1)	Canadian equivalent of unhedged U.S. debt, on a GAAP basis, if U.S. dollar costs and additional Canadian cent.

(2)	Assume no income tax effect. Based upon the number of shares outstanding at December 31, 2005.
At December 31, 2005, interest expense would have changed by $7.9 million per year if there was a 1% change in the interest rates on the portion of our long-term debt that is not at fixed interest rates.
Outstanding Share Data
As of December 31, 2005, we had issued and outstanding 1,603,628 Class A Common Shares and 1,000,000 First preferred shares. For additional detail, refer to Note 13 to the 2005 Consolidated Financial Statements.
Dividends and Distributions
We did not pay dividends from 2002 to 2005. We paid dividends in 2001, 2000 and 1999 of $0.8 million, $6.6 million and $3.2 million, respectively. In 2004, we distributed $1,750.0 million to RWCI as a return of capital. As a result of this distribution, the stated capital of our Class A Common shares was reduced by $1,750.0 million. This distribution was permitted under all agreements governing our outstanding debt. For 2005, we recorded cumulative dividends of $10.7 million on our First preferred shares.

32	Rogers Wireless 2005 MD&A

Commitments and Other Contractual Obligations
Contractual Obligations
Our material obligations under firm contractual arrangements are summarized below as at December 31, 2005. See also Notes 19 and 20 of the Consolidated Financial Statements.

	Payments due by period
	Less than			More than
(in thousands of dollars)	1 year	1-3 years	4-5 years	5 years	Total

Long-term debt	$160,000	$—	1,743,536	$2,710,601	$4,614,137
Mortgages and capital leases	22,765	623	10	2	23,400
Operating leases	58,086	112,391	14,485	22,407	207,369
Purchase obligations(1)	38,850	—	—	—	38,850
Derivative instruments(2)	13,389	17,109	—	356,261	386,759

Total	$293,090	$130,123	$1,758,031	$3,089,271	$5,270,515

(1)	Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. An estimate of what we will spend in 2006 on these items is as follows:
(i)	We are required to pay annual spectrum licensing and CRTC contribution fees to Industry Canada. We estimate our total payment obligations to Industry Canada will be approximately $97.8 million in 2006.

(ii)	Payments to acquire customers in the form of commissions and payments to retain customers in the form of residuals are made pursuant to contracts with distributors and retailers. We estimate that payments to these distributors and retailers will be approximately $411.3 million in 2006.

(iii)	We are required to make payments to other communications providers for interconnection, roaming and other services. We estimate the total payment obligation to be approximately $100.8 million in 2006.

(iv)	We estimate our total payments to a major network infrastructure supplier to be approximately $275.2 million in 2006.

(v)	On September 16, 2005, we announced a joint venture with Bell Canada to build and manage a nationwide fixed wireless broadband network. The companies will jointly and equally fund the initial network deployment costs estimated at $200.0 million over a three year period.

(2)	Amounts reflect net disbursements only.
Off-Balance Sheet Arrangements
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 20 of the Consolidated Financial Statements.
Derivative Instruments
As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

33	Rogers Wireless 2005 MD&A

Operating Leases
We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. Refer to contractual commitments above and Note 19 of the Consolidated Financial Statements. The effect of terminating any one lease agreement would not have an adverse effect on the company taken as a whole.
3. OPERATING ENVIRONMENT
Government Regulation and Regulatory Developments
Our business activities are regulated by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively “Industry Canada”), the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.
Canadian Radio-television and Telecommunications Commission
Canadian wireless service providers, including our Company, are regulated by the CRTC pursuant to and in accordance with requirements of the Telecommunications Act, or the Act. Under the Act, the CRTC regulates all telecommunications common carriers in Canada that provide or participate in a communications system, including mobile voice and data, messaging, and paging service providers.
Under the Telecommunications Act, the CRTC has the power to exempt any class of Canadian carrier from the application of the legislation if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services.
Industry Canada
The awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.
Restrictions on Non-Canadian Ownership and Control
Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee company level. The CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

34	Rogers Wireless 2005 MD&A

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Industry and Heritage departments will convene to reconcile the two positions. There are currently no further legislative or other initiatives related to liberalization of foreign ownership restrictions.
Contribution Funding Mechanism
In November 2000, the CRTC released a decision that fundamentally altered the mechanism used by the CRTC to collect “contributions” to subsidize the provision of basic local wireline telephone service. Previously, the contribution was levied on a per minute basis on long-distance services. Under the new contribution regime, which became effective January 1, 2001, all telecommunications service providers, including wireless service providers such as our company, are required to contribute a percentage of their adjusted Canadian telecommunications service revenues to a fund established to subsidize the provision of basic local service. The percentage contribution levy was 4.5% in 2001, 1.3% for 2002, 1.1% in 2003, 1.1% in 2004, 1.03% in 2005 and 1.03% (interim rate) for 2006. Refer to the section below entitled “Risks and Uncertainties – Contribution Rate Increases Could Adversely Affect our Results of Operations” for further information on the CRTC contribution levy.
New Spectrum Fee Regime
Late in 2002, Industry Canada released a consultation paper proposing a new methodology for calculating spectrum fee assessments (excluding auction spectrum). Prior to April 1, 2004, spectrum fees were assessed on a per radio channel basis in the case of 850 megahertz spectrum, and a per site basis for 1900 megahertz spectrum. In a decision released by Industry Canada in December 2003, effective April 1, 2004, the new regime implemented an annual cost per megahertz per population for both frequency ranges, and, as a result, fees are based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. As a result of the new methodology, there is a nominal increase in annual spectrum fees that will be phased in over a seven-year period to 2011 for spectrum held only by us. In the case of Fido spectrum, there is a larger increase of close to $1 million per annum.
Spectrum Licence Issues
Late in 2003, Industry Canada released a policy document regarding a number of spectrum issues, including a discussion on the existing spectrum cap, spectrum allocations for 3G networks and possible timing of a 3G spectrum auction. Industry Canada proposed a possible 3G spectrum auction date of 2005 to 2006 for this spectrum, but to date, a final determination on most of these matters has not yet been made. We currently expect a spectrum auction either late in 2007 or early 2008. The U.S. Federal Communications Commission (“FCC”) was expected to auction similar spectrum in 2005, but it announced on December 29, 2004 that it will conduct its auction no earlier than June 2006. Specifically, the FCC will auction 45 MHz in each of the 1.7 GHz and 2.1 GHz bands, which have been allocated for 3G in the U.S. commencing June 29, 2006. In October 2004, the FCC released a plan to relocate incumbent federal government systems from the 1.7 GHz band. The proceeds of the 3G auction will be used to fund this relocation. We expect that Industry Canada will follow the spectrum allocation made by the FCC in the U.S. and that it will not proceed with a 3G spectrum auction before the U.S. 3G spectrum auction has been concluded.
On August 27, 2004, Industry Canada rescinded the cap on ownership of mobile spectrum. Up to that time, Canadian carriers were limited to a maximum of 55 megahertz of mobile spectrum. After a public consultation earlier in 2004 as to whether the cap should be maintained, removed or increased, Industry Canada advised that the cap would be removed, effective immediately. Industry Canada concluded that the wireless industry will require access to more spectrum through a future 3G wireless services auction and further stated that they will continue to monitor the wireless industry for spectrum concentration, and manage the licensing of spectrum resources through other mechanisms at their disposal.

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Fixed Wireless Spectrum Auction
On February 9, 2004, Industry Canada commenced an auction for one block of 30 megahertz of spectrum in the 2300 megahertz band as well as three blocks of 50 megahertz of spectrum and one block of 25 megahertz of spectrum in the 3500 megahertz band. The auction was completed on February 16, 2004. There were over 172 geographic licence areas in Canada for each available block. Licensees have flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expected that the spectrum will be used for point-to-point or point-to-multi-point broadband services. We participated in this spectrum auction and, as a result, have acquired 33 blocks of spectrum in various licence areas for an aggregate bid price of $5.9 million.
Industry Canada initiated another auction process to make available the blocks of spectrum that did not sell in the February 2004 process. Parties were able to identify those blocks that they were interested in, and if there were no other parties expressing interest in those blocks, they were the successful party. In this process, we obtained an additional nine licences for a cost of $0.2 million. The remaining licences were auctioned commencing January 10, 2005, and we were successful in supplementing our spectrum holdings from 2004 with a further 40 licences at a cost of $4.8 million. See also below under “Our Expansion and Investment in the Inukshuk Business May Have Considerable Risks”.
Competition
At December 31, 2005, the highly-competitive Canadian wireless industry had approximately 16.8 million wireless subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing. We also compete with our rivals for dealers and retail distribution outlets.
In the wireless voice and data market, we compete primarily with two other national wireless service providers, Bell Mobility and Telus Mobility, as well as resellers such as Virgin Mobile Canada, and Primus, and other emerging providers using alternative wireless technologies such as WiFi or “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers.
Risks and Uncertainties
Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results as outlined below.
We Face Substantial Competition.
The Canadian wireless communications industry is highly-competitive. In the wireless voice and data market, we compete primarily with two other wireless service providers and may in the future compete with other companies, including resellers, such as Virgin Mobile Canada and Primus. Potential users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WiFi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. We also compete with rivals for dealers and retail distribution outlets. There can be no assurance that our current or future competitors will not provide services comparable or superior to those we provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or decrease its revenue.
Price Competition Could Adversely Affect Our Churn Rate and Revenue Growth.
Aggressive pricing by industry participants in previous years caused significant reductions in Canadian wireless communications pricing. We believe that competitive pricing is a factor in causing churn. We cannot predict the extent of

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further price competition and customer churn in the future, but we anticipate some ongoing re-pricing of our existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those from its existing customers, which could slow revenue growth.
The Implementation of Wireless Number Portability in Canada Could Create Significant Costs for Us and Increase Churn.
Over the past several years, certain countries in Europe and Asia have mandated WNP. In 2004, the U.S. wireless industry also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. The federal budget was released on February 23, 2005. In the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP. In a letter dated March 18, 2005 to the CRTC, the Minister of Industry noted that WNP includes wireless-to-wireless, wireline-to-wireless and wireless-to-wireline number portability.
On April 21, 2005, the Canadian Wireless Telecommunications Association (“CWTA”) announced that we and Canada’s other wireless carriers agreed to implement number portability in Canada, and have begun the planning efforts required to achieve this result.
The CWTA contracted with an independent consultant to complete a comprehensive project plan outlining specific milestones for this process. The plan was completed and released on September 12, 2005. The CWTA and the wireless carriers endorsed the start date of September 12, 2007 as outlined in the consultant’s report. On September 16, 2005, the CRTC released a Public Notice requesting comments on a number of regulatory issues, as well as the implementation date of September 2007. This was followed up on September 23, 2005 with a request to consider a phased approach. On December 20, 2005, the CRTC mandated that WNP becomes available in March 2007. This implementation of WNP will require us as well as other carriers to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.
We May Fail to Achieve Expected Revenue Growth from New and Advanced Wireless Services.
We expect that a substantial portion of our future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, we have invested and continue to invest significant capital resources in the development of our GSM/GPRS/EDGE network in order to offer these services. However, there may not be sufficient consumer demand for these advanced wireless services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless products and services, would slow revenue growth and have a material adverse effect on our business and financial condition.
We Expect to Experience Significant Change in the Wireless Communications Industry.
The wireless communications industry is experiencing significant technological change. This includes the increasing pace of upgrades to existing wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user needs and preferences. There is also uncertainty as to the pace and extent that consumer demand for wireless services will continue to increase, as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, our future prospects and those of its industry remain uncertain.

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Our Expansion and Investment in the Inukshuk Business May Have Considerable Risks.
In 2000, Fido obtained licences in the 2.5 MHz or MCS spectrum. This spectrum was acquired in a competitive licensing process and accordingly is subject to rollout commitments and commitments to fund a “Learning Plan”. If we are unable to roll out the service in accordance with Industry Canada requirements, the MCS licences could be revoked by Industry Canada.
On September 16, 2005, we announced a joint venture with Bell Canada to build a nationwide fixed wireless network by pooling our respective fixed wireless spectrum holdings and access to our combined cellular tower and backhaul assets. This joint venture, known as Inukshuk, will require significant funding, will generate losses in the start up phases, and entails risks and uncertainties. Amongst other things, the nationwide fixed wireless network that the joint venture plans to fund and deploy is based upon an early generation of a relatively new technology, the standards for which may not become widely adopted. In addition, there is no certainty that the services that will be enabled by the fixed wireless network will function as planned or that such services would attract wide customer adoption at price points that would enable the joint venture to recover its costs.
There is No Guarantee that Our Third Generation Technology Will Be Competitive or Compatible with Other Technologies.
The deployment of EDGE technology may not be competitive or compatible with other technologies. We also announced that in early 2006, we will begin deploying a 3G wireless network based upon the UMTS/HSDPA (Universal Mobile Telephone System /High Speed Downlink Packet Access) standard, which we expect will provide us with data speeds that are superior to those offered by other 3G wireless technologies and which will enable us to add incremental voice and data capacity at significantly lower costs. While we and other U.S. and international operators have selected these technologies as an evolutionary step from its current and future networks, there are other competing technologies that are being developed and implemented in both Canada and other parts of the world. None of the competing technologies is directly compatible with each other. If the third generation technology that gains the most widespread acceptance is not compatible with our networks, competing services based on such alternative technology may be preferable to subscribers and our business may be materially adversely affected.
We May Encounter Difficulties with Respect to the Continued Development of Third Generation Network Technology.
We are currently pursuing a strategy to transition our technology network to third generation technology with enhanced digital voice and data transmission capabilities. In order to implement this transition successfully:
•	Network technology developers must complete the refinement of third generation network technologies, specifically HSDPA, network technologies; and

•	We must complete the implementation of the fixed network infrastructure to support our third generation technologies, which will include design and installation of upgrades to its existing network equipment.
We cannot be certain that these steps will be completed in the time frame or at the cost anticipated. Our third generation technology network will rely, in many instances, on new and unproven technology. As with any new technology, there is a risk that the new technology we have chosen for our network will not perform as expected, that we may be unable to integrate the new technology with our current technology and that we may be unable to deliver next generation services in a cost-effective manner. The occurrence of any of these difficulties could delay the development of our network, which could materially adversely affect our business.

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We Are Highly Dependent Upon Our Information Technology Systems and the Inability to Enhance Our Systems or a Security Breach or Disaster Could Have an Adverse Impact on Our Financial Results and Operations.
The day-to-day operations of our business are highly dependent on our information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.
In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Approximately 1,500 of our employees and critical elements of the network infrastructure and information technology systems are located at the corporate offices in Toronto. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.
We Are Dependent on Infrastructure and Handset Vendors, Which Could Impact the Quality of Our Services or Impede Network Development and Expansion.
We have relationships with a small number of essential network infrastructure and handset vendors, over which we have no operational or financial control and only limited influence in how the vendors conduct their businesses. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy our customers’ demands, this could have a negative impact on our business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of our service or impede network development and expansion.
We Have Substantial Capital Requirements and Intend to Make Substantial Capital Expenditures, and We May Not be Able to Obtain Sufficient Financing to Execute Our Business Strategy.
The operation of our network, the marketing and distribution of our products and services, the continued evolution of network technologies and the addition of network capacity will continue to require substantial capital resources. The actual amount of capital required to finance our operations and network development may vary materially from our estimates. We may not generate or have access to sufficient capital to fund these future requirements. If we cannot obtain additional financing when needed, we will have to delay, modify or abandon some of its plans to construct a third generation network. This could slow our growth and negatively impact our ability to compete in the wireless communications industry.
A Change in Foreign Ownership Legislation Could Increase Competition Which Could Reduce Our Market Share or Decrease its Revenue.
We could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than us could reduce our market share and cause our revenues to decrease.

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Our Business is Subject to Various Government Regulations that Could Adversely Affect Our Business or Increase Costs or Competition.
The licensing, construction and operation of wireless communications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including our ability to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the CRTC. Any of the government agencies having jurisdiction over our business could adopt regulations or take other actions that could materially adversely affect our business and operations, including actions that could increase competition or that could increase our costs.
Industry Canada grants radio licences for a specified term. All of our cellular and PCS radio licences expire in 2011. Industry Canada has placed conditions on the maintenance of these licences and has the authority at any time to modify these licensing conditions to the extent necessary to ensure the efficient and orderly development of radio communication facilities and services in Canada. Industry Canada may decide not to renew our licences when they expire and any failure by us to comply with the conditions on the maintenance of its licences could result in a revocation or forfeiture of any of our licences or the imposition of fines by Industry Canada.
We are in the process of interconnecting our wireless network with the telecommunications network operated by Fido, as a competitive local exchange carrier, for the purpose of termination of traffic on the public switched telephone network. This arrangement could be challenged before the CRTC. If the CRTC decided to disallow this arrangement this could adversely affect our business, including increased income tax and operating costs.
The Recommendation of the National Wireless Tower Policy Review Could Increase Our Costs or Delay the Expansion of our Networks.
On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. Some of the Review recommendations could increase our costs and lead to delays in acquiring new sites for cellular towers. Industry Canada is currently considering various proposals.
Contribution Rate Increases Could Adversely Affect Our Results of Operations.
We are required to make payments equal to an annual percentage of adjusted revenues in accordance with the CRTC’s revenue-based contribution scheme to a fund established to subsidize the provision of basic local service in high cost regions. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced a contribution levy of 1.03% as the final rate for 2005 and has announced an interim rate for 2006 of 1.03%. We cannot anticipate the final rate for 2006 or the rates for future years.
Third Generation Spectrum Allocation Could Increase Our Costs and Create a Significant Capital Funding Requirement.
Industry Canada has released a proposed policy regarding third generation spectrum allocation and we believe that a third generation spectrum auction may occur in late in 2007 or early 2008. The spectrum frequency range for third generation spectrum has not been fully resolved, but we believe that it will likely bear a close resemblance to the U.S. allocation. Although we have acquired additional spectrum in connection with our acquisition of Fido, we may choose to participate in the proposed auction to acquire new spectrum. We do not know how much the cost of acquiring such spectrum in the proposed auction will be or when it will occur. We could face a significant capital funding requirement in connection with this proposed auction. Industry Canada could set aside spectrum for a new entrant which could increase the competition we face.

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Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage.
Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones while driving, while permitting the use of hands-free devices, was implemented in Newfoundland in April 2003. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause a material adverse effect on our business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have a material adverse effect on our business.
Concerns About Radio Frequency Emissions May Adversely Affect Our Business.
Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. We are unable to predict the nature or extent of any such potential restrictions.
We Could Lose Our Licences if We, RWCI or RCI Fails to Comply With Governmental Limits on Non-Canadian Ownership and Control.
Our wireless licences include a condition requiring it to comply with the ownership restrictions of the Telecommunications Act, the legislation that governs the provision of telecommunications services in Canada by telecommunications service providers. This condition provides that:
•	a minimum of 80% of the issued voting shares of a licensed carrier company, such as Wireless, must be owned and controlled by Canadians;

•	a minimum of 80% of the members of the Board of Directors of a licensed carrier company must be Canadians;

•	a parent corporation of a licensed carrier company, such as RCI, must have at least 66 2/3% of its voting shares owned and controlled by Canadians; and

•	neither a licensed carrier nor its parent corporation may be otherwise controlled in fact by non-Canadians.
Identical requirements apply under the Radiocommunication Act, the legislation that governs the licensing and use of radio frequency spectrum in Canada.
We are currently in compliance with all of these Canadian ownership and control requirements. However, to the extent that these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of its wireless licences.
We Have Substantial Capital Requirements and Intend to Make Substantial Capital Expenditures, and We May Not be Able to Obtain Sufficient Financing to Execute our Business Strategy.
The operation of our wireless communications network, the marketing and distribution of our products and services, the continued evolution of network technologies and the addition of network capacity will continue to require substantial

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capital resources. The actual amount of capital required to finance our operations and network development may vary materially from our estimates. We may not generate or have access to sufficient capital to fund these future requirements. If we cannot obtain additional financing when needed, we will have to delay, modify or abandon some of our plans to construct our third generation network. This could slow our growth and negatively impact our ability to compete in the wireless communications industry.
We Are Controlled by RCI, Which May Lead to a Conflict Of Interest.
We are a wholly-owned subsidiary of RCI. Accordingly, RCI can, subject to applicable law: elect all of our directors; cause individuals who are employees of or control RCI to be appointed as officers and directors of our company; and otherwise control the outcome of virtually all matters required to be submitted to our shareholders. RCI, as our sole beneficial shareholder, and the directors, officers and employees of RCI and its other subsidiaries who are our directors and officers, are in positions involving the possibility of conflicts of interest with respect to various transactions concerning us. There can be no assurance that any such conflict will be resolved in our favour. In addition, actions taken by RCI and the financial condition of RCI, both matters over which we have no control, may affect us. In order to reduce the possibility that any conflicts of interest arise, RWCI and RCI have entered into a business areas and transfer agreement that attempts to allocate wireless communications opportunities to Wireless. For a complete description of this agreement and the other agreements among RCI, RWCI and us, see the section entitled “Intercompany and Related Party Transactions”.
We May Experience Adverse Effects Due to Exchange Rate and Interest Rate Fluctuations.
Nearly all our business is transacted in Canadian dollars. Accordingly, we are exposed to foreign exchange risk on our U.S. dollar-denominated debt. The exchange rate between Canadian dollars and U.S. dollars, although historically less volatile than those of certain other foreign currencies, has varied significantly over the last five years. Certain of our borrowings are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness could increase significantly even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. Foreign exchange and interest rate fluctuations may materially adversely affect our financial performance or results of operations. For a more complete discussion on the impact of exchange rate and interest rate fluctuations on our financial performance or results of operations, see the section entitled “Liquidity and Capital Resources — Interest Rate and Foreign Exchange Management”.
We Are and Will Continue to Be Involved in Litigation.
On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including us and Fido. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising arising out of the charging of system access fees. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. Similar proceedings have also been brought against us and other providers of wireless communications in Canada in Alberta, British Columbia, Manitoba, Ontario and Québec. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.
On April 21, 2004, a proceeding was brought against Fido and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self interest, and conspiracy. The proceeding involves Fido’s Inukshuk fixed wireless venture. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage.

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We are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.
We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.
Our substantial debt may have important consequences to you. For instance, it could:
•	Make it more difficult for us to satisfy our financial obligations;

•	Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.
Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.
Restrictions in our Amended Bank Credit Facility and our Other Debt Instruments May Limit our Activities.
Our amended bank credit facility and the terms of our other outstanding indebtedness impose restrictions on our operations and activities, including restrictions on our ability to: incur additional debt; create liens; make asset sales; enter into transactions with affiliates; make investments; and merge or consolidate with any other person.
These restrictions on our operating flexibility may limit our ability to execute our business strategy. Some of these restrictions will not apply when our outstanding indebtedness has investment grade ratings from at least two of the following three rating agencies: Standard & Poor’s, Moody’s and Fitch IBCA.
We are also required to meet specified financial ratios under the terms of our amended bank credit facility. Our ability to comply with these financial covenants will be dependent on our future performance, which will be subject to prevailing economic conditions and other factors, including factors beyond our control such as foreign exchange rates, interest rates, changes in technology and changes in the level of competition. A failure to comply with any of these restrictions or covenants when they apply may result in an event of default under a particular debt instrument, which could permit acceleration of the debt under that instrument and in some cases the acceleration of debt under other instruments that contain cross acceleration provisions. In an event of default, or in the event of a cross-acceleration, we may not have sufficient funds available to make the required payments under our indebtedness.

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4. ACCOUNTING POLICIES AND NON-GAAP MEASURES
Key Performance Indicators and Non-GAAP Measures
We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.
Subscriber Counts
We determine the number of subscribers to our services based on active subscribers. Generally, each telephone number represents one subscriber. When subscribers are deactivated either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.
Effective at the beginning of the fourth quarter, 2004, wholesale subscribers are reported separately under “wholesale”. Accordingly, approximately 43,600 wholesale subscribers were reclassified from the postpaid subscriber base to the “wholesale” category. We now report subscribers in four categories: postpaid, prepaid, one-way messaging and wholesale. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data.
Subscriber Churn
Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.
Network Revenue
Network revenue is total revenue less revenue received from the sale of handset equipment. The sale of such equipment does not materially affect our operating income as we generally sell equipment to our distributors at a price approximating cost to facilitate competitive pricing at the retail level. Accordingly, we believe that network revenue is a more relevant measure of our ability to increase our operating profit, as defined below.
Average Revenue Per User
The average revenue per user (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly network revenue generated from these customers divided by the average number of these subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher usage subscribers. Refer to “Supplemental Information – Non-GAAP Calculations” for further details on the calculation.
Sales and Marketing Costs (or Cost of Acquisition) Per Subscriber
Sales and marketing costs per subscriber, which is also often referred to in the industry as cost of acquisition per subscriber (“COA”), “subscriber acquisition cost”, or “cost per gross addition”, is calculated by dividing total sales and marketing expenditures, plus costs related to equipment provided to new subscribers for the period, by the total number of gross subscriber activations during the period. Subscriber activations include postpaid and prepaid voice and data

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activations and one-way messaging activations. COA, as it relates to a particular activation, generally is in direct proportion to the level of ARPU and term of a subscriber’s contract. Refer to “Supplemental Information – Non-GAAP Calculations” for further details on the calculation.
The wireless communications industry in Canada continues to grow and the costs of acquiring new subscribers are significant. Because a substantial portion of subscriber activation costs are variable in nature, such as commissions paid for each new activation, and due to fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of these subscriber additions, we experience material fluctuations in sales and marketing expenses and, accordingly, in the overall level of operating expenses.
Operating Expense Per Subscriber
Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenditures, plus costs related to equipment provided to existing subscribers and management fees paid to RCI, by the average number of subscribers during the period. Operating expense per subscriber is tracked as a measure of our ability to leverage our operating cost structure across a growing subscriber base, and we believe that it is an important measure of our ability to achieve the benefits of scale as we increase our business. Refer to “Supplemental Information – Non-GAAP Calculations” for further details on the calculation.
Operating Profit and Operating Profit Margin
We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), gains (losses) on repayment of long-term debt, change in fair value of derivative instruments and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our company to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.
We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because it better reflects our core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP. Refer to “Supplemental Information – Non-GAAP Calculations” for further details on the calculation.
Additions to PP&E
PP&E expenditures include those costs associated with acquiring and placing our PP&E into service. Because the wireless communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a more direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under Canadian GAAP.
The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.

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Critical Accounting Policies
The Audit Committee reviews our accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies, which are reviewed by our Audit Committee, see Note 2 to the Consolidated Financial Statements. In addition, a discussion of new accounting standards and critical accounting estimates are discussed in the sections entitled “New Accounting Standards” and “Critical Accounting Estimates”, respectively.
Revenue Recognition
We consider revenues to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance. Our revenues are categorized into the following types:
•	monthly recurring subscriber fees in connection with wireless services and equipment are recorded as revenue on a pro-rata basis over the month;

•	revenue from the sale of wireless airtime, wireless long-distance and other services are recorded as the services are provided; and

•	revenue from the sale of equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer. Equipment subsidies provided to new and existing subscribers are recorded as a reduction of revenues.
We are required to make estimates for airtime revenue earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical minutes of use processed.
Unearned revenue represents amounts received from subscribers related to services to be provided in future periods.
Subscriber Acquisition and Retention Costs
We operate within a highly-competitive industry and generally incur significant costs to attract new subscribers and retain our existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions and equipment subsidies, are expensed in the period incurred. A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.
Critical Accounting Estimates
This MD&A is made with reference to our Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenues and expenses that are not readily apparent from other sources. Actual results could differ from these estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional

46	Rogers Wireless 2005 MD&A

management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.
Purchase Price Allocation
During 2004, we acquired Fido. The allocation of the purchase price for this transaction involved considerable judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on acquisition. Among numerous other things, the determination of these fair values involved the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates, the use of information available in the financial markets and estimates as to costs to close duplicate facilities and buyout certain contracts. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the purchase price or the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods. The purchase price allocation is preliminary pending completion of the valuations of both tangible and intangible assets.
Capitalization of Direct Labour and Overhead
Direct labour and certain indirect costs associated with the acquisition, construction, development or betterment of our wireless network are capitalized to property, plant and equipment by applying specified capitalization rates. Estimates of historical construction costs are used to determine these capitalization rates. We assess these rates to ensure their continued applicability, and any changes to these rates, which may be significant, are included prospectively in the periods in which these assessments are comple ted. Although interest costs are permitted to be capitalized during construction, it is our policy not to capitalize interest.
Useful Lives of PP&E
We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies, subscriber migration between our GSM/GPRS and TDMA and analog networks and expectations for the in-service period of these assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to shorten the estimated life of certain PP&E, which could result in higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.
Amortization of Intangible Assets
We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. Judgement is also involved in determining that spectrum have indefinite lives, and therefore not amortized. During 2004, the acquisition of Fido resulted in significant increases to our intangible asset balances. The net book values of the finite-lived intangible assets including brand name, subscriber base and roaming agreements are as follows:

47	Rogers Wireless 2005 MD&A

(In thousands of dollars)	2005	2004
Brand name	$79,082	$97,084
Subscriber base	84,417	130,926
Roaming agreements	33,031	34,666
Dealer network	9,647	—
Wholesale agreements	8,311	—

	$214,488	$262,676

The determination of the estimated useful lives of these brand names involves historical experience, marketing considerations and the nature of the industry in which we operate. The useful lives of subscriber bases are based on the historical churn of the underlying subscribers and judgments as to its applicability going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The impact on net income of changing the useful lives of the finite-lived assets by one year is shown in the chart below.

	Amortization	Increase in Net Income	Decrease in Net Income
(In millions of dollars)	Period	if Life Increased by 1 year	if Life Decreased by 1 year
Brand name	5.0 years	$3.4	$(5.1)

Subscriber Base	2.25 years	$23.5	$(61.0)

Roaming Agreements	12.0 years	$0.2	$(0.3)

Dealer network	4.0 years	$0.7	$(1.1)

Wholesale agreements	3.2 years	$1.0	$(1.9)
Impairment of Indefinite-Lived Intangible Assets and Long-lived Assets
Indefinite-lived intangible assets, including goodwill and spectrum licences, as well as long-lived assets including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both discounted and undiscounted cash flow analyses to assess the fair value of both indefinite-lived and long-lived assets and the recoverability of the carrying value of these assets. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If the fair values of these assets as determined above were less than the related carrying values, impairment losses would have been recognized, as applicable.
Income Tax Estimates
We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax

48	Rogers Wireless 2005 MD&A

assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or a portion of our future tax assets. Various considerations are reflected in this judgment including future profitability of the related company, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. Judgments and estimates made to assess the tax treatment of items and the need for a valuation allowance impact the future tax balances as well as net income through the current and future tax provisions. As at December 31, 2005 and as detailed in Note 16 to the Consolidated Financial Statements, we have tax loss carryforwards of approximately $1,756.8 million expiring at various times through 2015. Our net future income tax asset, prior to valuation allowances, totals approximately $787.7 million at December 31, 2005 (2004 — $830.5 million). A full valuation allowance had been provided against our net future income tax assets in 2004. However, in 2005, we reduced the valuation allowance to reflect that it is more likely than not that certain income tax assets will be realized resulting in the recognition of a net future tax asset of $670.2 million. Approximately $583.0 million of the income tax assets recognized in 2005 relate to assets arising on the acquisition of Fido. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill.
Allowance for Doubtful Accounts
A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due, and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.
New Accounting Standards
In 2005, there were no material impacts for new accounting standards as a result of changes to Canadian GAAP, which are further described in the Notes to the Audited Consolidated Financial Statements. In 2004 and 2003, we adopted the following accounting standards as a result of changes to Canadian GAAP:
GAAP Hierarchy
In 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This standard also provides guidance on sources to consult when selecting accounting policies and on appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.
We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe that the historical industry practice of a declassified balance sheet presentation is no longer appropriate.
In addition, within the Consolidated Statements of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of decreasing (increasing) cash used in investing activities on the Consolidated Statements of Cash Flows, compared to the previous method, by $49.1 million, $(87.7 million) and $98.6 million for each of the years ended December 31, 2004, 2003 and 2002. In all periods, the corresponding change was to non-cash working capital items within operating activities.
With the adoption of these two changes, we believe that our accounting policies and financial statements comply with this new standard.

49	Rogers Wireless 2005 MD&A

Revenue Recognition
Effective January 1, 2004, we adopted new Canadian accounting standards, including CICA Emerging Issues Committee Abstract 142 and 141 issued in December 2003, regarding the classification of certain items as revenue or expense.
As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:
•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue;

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, and as a reduction to operating, general and administrative expense in the case of an existing subscriber;

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber and as an operating, general and administrative expense in the case of an existing subscriber;

•	Costs for equipment provided under retention programs to existing subscribers are now recorded as a cost of equipment sales. Previously, these amounts were recorded as an operating, general and administrative expense; and

•	Certain other recoveries from subscribers related to collections activities are now classified as network revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.
These changes in accounting classification had no effect on the amounts of reported operating profit, net income or earnings per share. All prior period amounts, including key performance indicators, have been conformed to reflect these changes in classification.
Stock-Based Compensation
Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. For the year ended December 31, 2004, stock-based compensation expense was $4.2 million.
Accounting for Derivative Instruments
Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.
Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 65.4% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period was hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps that were designated as hedges.

50	Rogers Wireless 2005 MD&A

Effective January 1, 2004, we adopted Accounting Guideline 13 (“AcG-13”), “Hedging Relationships” which established a new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we re-assessed all our hedging relationships and determined that we would not account for our swaps as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.
We adjusted the carrying value of these swaps from $136.5 million at December 31, 2003 to their fair value of $119.7 million on January 1, 2004. The corresponding transitional loss of $16.8 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.
Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our swaps, and consequently, on a prospective basis, began to treat approximately US$1,240.0 million notional amount of the aggregate US$1,301.8 million, or 95.3% of our swaps, as hedges for accounting purposes on US$1,240.0 million of U.S. dollar-denominated debt.
A transitional adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $59.9 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the swaps. Amortization of the transitional gain for the year ended December 31, 2004 totalled $4.2 million and in 2005 was $7.6 million.
On November 30, 2004, we entered into an additional aggregate US$1,420.0 million notional principal amount of swaps that meet the requirements of hedge accounting as hedges against foreign exchange fluctuations under AcG-13.
Certain other swaps are not accounted for as hedges, as they do not meet the requirement for hedge accounting under AcG-13. Approximately US$61.8 million notional amount of swaps identified at July 1, 2004, and a further U.S.$550.0 million notional amount of swaps entered into on November 30, 2004 will be accounted for on a mark-to-market basis.
Recent Canadian Accounting Pronouncements
Non-Monetary Transactions
In 2005, the CICA issued Handbook Section 3831 “Non-monetary transactions” (“CICA 3831”), replacing Section 3830 “Non-monetary transactions”. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. We do not expect that this new standard will have a material impact on our consolidated financial statements.
Financial Instruments
In January 2005, the CICA issued Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, Handbook Section 1530, “Comprehensive Income”, and Handbook Section 3865, “Hedges”. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. We are assessing the impact of these new standards.
U.S. GAAP Differences
We prepare our consolidated financial statements in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the U.S. differs from that applied in Canada. Refer to Note 22 to the Consolidated Financial Statements for further details.
The areas of material differences between Canadian and U.S. GAAP and their impact on the consolidated financial statements are as follows:
•	“Push-down” Accounting

•	Amortization of Goodwill

•	Capitalized Interest

•	Conversion Costs

•	Accumulated Depreciation

•	Financial Instruments

•	Stock-based Compensation

•	Loss on Repayment of Long-term Debt
Intercompany and Related Party Transactions
We have entered into a number of intercompany agreements with RCI and its other subsidiaries. These agreements govern the management, commercial and cost-sharing arrangements that we have with RCI and its other subsidiaries, including Rogers Cable , and are summarized below.

51	Rogers Wireless 2005 MD&A

We monitor our intercompany and related party agreements to ensure the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. Our agreements with the Rogers group of companies have historically focused on areas of operations in which joint or combined services provide efficiencies of scale or other synergies. For example, RCI manages the customer call center operations of both our company and Rogers Cable, with a goal of improving productivity, increasing service levels and reducing cost.
More recently, our arrangements with RCI and its other subsidiaries are increasingly focusing on sales and marketing activities. In addition, we continue to look for other operations and activities that we can share or jointly operate with other companies within the Rogers group. Specifically, we are considering the expansion of intercompany arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies within the Rogers group. We are also presently considering the terms upon which we may provide billing and other services to Rogers Cable in connection with its launch of local telephony services. We are presently carrying out development work to support the launch of local telephony services by Rogers Cable. We are reimbursed for this work by Rogers Cable. We also provide billing services to Rogers Cable in connection with the resale of long distance telephone service as part of Rogers Cable’s bundles. In the future, market conditions may require us to further strengthen our arrangements to better co-ordinate and integrate our sales and marketing and operational activities with our affiliated companies. Any new arrangements, including the new proposed arrangements described above, will be entered into only if we believe such arrangements are in our best interests. The definitive terms and conditions of the agreements relating to these arrangements are subject to the approval of the Audit Committee of our Board of Directors.
Arrangements with RCI
Management Services Agreement
We have entered into a management services agreement with RCI under which RCI provides supplemental executive, administrative, financial, strategic planning, information technology and various other services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service to our Board of Directors and committees of the board, and advice and assistance on relationships with employee groups, internal audits, investor relations, purchasing and legal services. In return for these services, we have agreed to pay RCI fees equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index) and an amount determined by RCI and the independent directors serving on our Audit Committee. We also have agreed to reimburse RCI for all out-of-pocket expenses incurred with respect to services provided to us by RCI under the management services agreement.
Customer Care Call Centres
We are party to an agreement with RCI pursuant to which RCI provides customer service functions through its call centres. We pay RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centers. We reimburse RCI for the cost of providing these services based on the actual costs incurred. Under the agreement, RCI is held accountable to meet performance targets as detailed in the agreement. In addition, we own the assets used in the provision of services. This agreement is for an indefinite term and is terminable by either party upon 90 days’ notice.
Accounts Receivable
RCI manages our subscriber account collection activities. We are responsible, however, for the costs incurred in the collection and handling of our accounts.

52	Rogers Wireless 2005 MD&A

Real Estate
We lease, at market rates, office space to RCI and RCI’s subsidiaries. RCI also manages the real estate that we lease or own. We reimburse RCI for the costs we incur based on various factors, including the number of sites managed and employees utilized.
Wireless Services
We provide wireless services to RCI and its subsidiaries. The fees we receive are based on actual usage at market rates.
Information Technology
RCI manages the information technology function for us, including the operation of our billing and customer care system. We reimburse RCI based on the actual costs incurred.
Other Cost Sharing and Services Agreements
We have entered into other cost sharing and services agreements with RCI and its subsidiaries in the areas of accounting, purchasing, human resources, accounts payable processing, remittance processing, payroll processing, e-commerce and the RCI data center and other common services and activities. Generally, these services are provided to us and other RCI subsidiaries by RCI and have renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs operating expenses and makes PP&E expenditures, these costs are reimbursed by us, on a cost recovery basis, in accordance with the services provided on our behalf by RCI.
Arrangements with RCI Subsidiaries
Invoicing of Common Customers
Pursuant to an agreement with Rogers Cable, we provides invoicing and subscriber account collection services for customers who receive a consolidated invoice and for all cable telephony subscribers. We are compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these receivables at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically.
Distribution of Our Products and Services
We have entered into an agreement with Rogers Cable for the sale of our products and services through the Rogers Video retail outlets owned by Rogers Cable. We pay Rogers Cable commissions for new subscriptions equivalent to amounts paid to third-party distributors.
Distribution of Rogers Cable’s Products and Services
We have agreed to provide retail field support to Rogers Cable and to represent Rogers Cable in the promotion and sales of their business products and services. Under the retail field support agreement, our retail sales representatives receive sales commissions for achieving sales targets with respect to Rogers Cable products and services, the cost of which is reimbursed by Rogers Cable to us.
Transmission Facilities
We have entered into agreements with Rogers Cable to share the construction and operating costs of certain co-located fibre-optic transmission and microwave facilities. The costs of these facilities are allocated based on usage or ownership as applicable. Since there are significant fixed costs associated with these transmission links, we have achieved economies

53	Rogers Wireless 2005 MD&A

of scale by sharing these facilities with Rogers Cable, resulting in reduced capital costs. In addition, we receive payments from Rogers Cable for the use of our data, circuits, data transmission and links. The price of these services is based on usage or ownership, as applicable.
Long Distance
In 2005, Rogers Telecom began to terminate our long distance minutes in both North American and international markets. These transactions are priced at fair value wholesale rates.
Advertising
We advertise our products and services through radio stations and other media outlets owned by Rogers Media. We receive a discount from the customary rates of Rogers Media.
Transfer of Telecom Subscribers to Wireless
Rogers Telecom and Fido were subject to an agreement whereby Telecom resold the wireless services of Fido. During 2005, the resale agreement was terminated and Wireless purchased the wireless subscriber base and related working capital items of Telecom for a cash consideration of $6.5 million. The assets are recorded in our accounts at the carrying value in Telecom. The $5.0 million excess of consideration paid over the predecessor carrying value of the acquired assets was recorded as a distribution to a related party.

54	Rogers Wireless 2005 MD&A

Summary of Charges from (to) Related Parties
The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

	Financial Statement
(In thousands of dollars)	Category	2005	2004	2003
RCI:
Management fees	Management fees	$12,025	$11,675	$11,336
Rent income	Offset to operating, general and administrative (“OG&A”)	(8,687)	(7,121)	(7,980)
Dividend declared	Retained earnings	10,685	—	—
Wireless products and services	Operating revenue	(828)	(1,037)	(978)
Cost of shared operating expenses	Various(3)	245,336	204,947	192,292
Fee on intercomopany bridge loan	Interest expense	—	4,250	—
Interest on notes payable	Interest expense	—	2,946	—
Additions to PP&E(1)	PP&E	90,947	29,503	24,656

		349,478	245,163	219,326
Rogers Cable:
Wireless products and services for resale	Operating revenue	(36,470)	(21,127)	(14,926)
Subscriber activation commissions and customer service	OG&A	36,358	21,237	9,511
Rent income	Offset to OG&A	(5,128)	(4,218)	(3,516)
Wireless products and services	Operating revenue	(3,605)	(3,245)	(2,355)
Consolidated billing services	OG&A	(5,887)	(3,947)	(1,499)
Transmission facilities	Various(3)	1,304	2,052	440
Charges for PP&E(1)	PP&E	(125)	(2,146)	—

		(13,553)	(11,394)	(12,345)
Rogers Media:
Blue Jays tickets	Various(3)	53	—	—
Magazine sponsorship	OG&A	108	—	—
Advertising	Sales and marketing	2,967	2,763	3,000
Rent income	Offset to OG&A	(11,392)	(10,943)	(8,493)
Wireless services	Operating revenue	(1,170)	(939)	(516)

		(9,434)	(9,119)	(6,009)
Telecom:
Long distance and roaming expense	OG&A	3,603	—	—
Billing services	OG&A	433	—	—

		4,036	—	—
Other RCI subsidiaries:
Interest on note receivable	Interest expense	(10,521)	—	—

		(10,521)	—	—
AWE(2) :
Roaming revenue	Operating revenue	—	(12,146)	(13,030)
Roaming expense	OG&A	—	8,977	13,628
Over-the-air activation services	OG&A	—	31	292

		—	(3,138)	890

		$320,006	$221,512	$201,862

(1)	Additions to (charges for) PP&E related primarily to expenditures on information technology infrastructure and call center technologies.

(2)	AWE was a related party until October 13, 2004, on which date RCI closed its purchase of AWE’s shares in Rogers Wireless.

(3)	Various includes operating, general and administrative expenses, sales and marketing expenses, and capital lease.
We entered into certain transactions with companies, the partners or senior officers of which are directors of our company, RWCI or RCI. During the years ended December 31, 2005, 2004 and 2003, total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverages aggregated $2.6 million, $1.8 million and $1.5 million, respectively, and for interest charges and other financing fees aggregated $8.9 million, $17.8 million and $20.4 million, respectively.

55	Rogers Wireless 2005 MD&A

During 2005, with the approval of its Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI’s wholly-owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. These tax losses will be transferred from Wireless to one of the wholly-owned subsidiaries of RCI. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors of RCI comprised of independent directors. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. The sale of the tax losses will be completed by mid-2006.
In order to facilitate this loss transfer arrangement, we have filed articles of amendment authorizing the creation of an unlimited number of non-voting First preferred shares (See Note 13 to the 2005 Audited Consolidated Financial Statements).
We then entered into an agreement with RCI whereby we agreed to purchase preferred shares of RWCI Acquisition Inc. (“RWAI”), a subsidiary of RCI, with the consideration being our First preferred shares. We then entered into an agreement with 2087427 Ontario Inc. (“2087427”), a subsidiary of RCI, whereby we subscribed for and purchased a demand promissory note in the principal amount of $2,000.0 million bearing interest at 8% per annum. We satisfied this purchase by transferring the RWAI preferred shares to 2087427.
We have recorded in the consolidated balance sheet at December 31, 2005 a future tax asset of $13 million, representing the amount the Company will receive for the tax losses when the sale is completed. In addition, a corresponding $13 million was recorded as a reduction of income tax expense in 2005 in the consolidated statement of income.

56	Rogers Wireless 2005 MD&A

5 . ADDITIONAL FINANCIAL INFORMATION
FIVE-YEAR FINANCIAL SUMMARY

Years ended December 31
(thousands of dollars, except per share amounts)	2005	2004	2003	2002	2001

Income Statement
Postpaid (voice and data)	3,383,444	$2,361,128	$1,911,073	$1,628,095	$1,464,423
Prepaid	209,588	116,658	91,255	91,151	71,068
One-way messaging	19,628	24,480	27,565	35,238	43,632

Network revenue	3,612,660	2,502,266	2,029,893	1,754,484	1,579,123

Equipment revenue	393,996	281,259	177,901	137,030	61,766

Total operating revenue (1)	4,006,656	2,783,525	2,207,794	1,891,514	1,640,889

Operating profit (2)	1,325,007	938,685	716,289	529,012	401,261
Net income (loss)	390,685	$159,064	$137,883	$(90,898)	$(205,561)

Earnings (loss) per share — basic and diluted	$236.91	$99.17	$85.96	$(56.67)	$(128.66)

Cash dividends	—	—	—	—	814

Additions to PP&E (excluding spectrum licence costs) (3)	584,922	439,157	411,933	564,552	654,457

As at December 31
(thousands of dollars)	2005	2004	2003	2002	2001

Balance Sheet
Total assets	7,103,401	$5,054,803	$3,107,343	$3,176,663	$3,048,556
Property, plant and equipment (net)	2,681,415	2,586,264	2,299,919	2,371,133	2,252,328
Long-term debt (4)	4,637,537	4,694,106	2,073,139	2,360,075	2,305,683
Total liabilities	5,856,899	6,201,048	2,666,891	2,965,335	2,746,330
Shareholder’s equity (deficiency)	1,246,502	(1,146,245)	440,452	211,328	302,226

(1)	Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the “New Accounting Standards — Revenue Recognition” section for further details with respect to the impact of this reclassification. All prior years presented above are prepared on a consistent basis.

(2)	As defined. See “Key Performance Indicators and Non-GAAP measures” section.

(3)	As defined. See “Key Performance Indicators and Non-GAAP measures” section. Spectrum licences for the deployment of next generation wireless services across Canada were acquired in February 2001 at a total cost of $396.8 million.

(4)	Total long-term debt, including current portion, has been reclassified to exclude the effect of our cross-currency interest rate exchange agreements.

57	Rogers Wireless 2005 MD&A

Summary of Seasonality and Quarterly Results
Quarterly results and statistics for the past eight quarters are outlined on the following two pages.
Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses in that period. Seasonal fluctuations also typically occur in the third quarter of each year because higher usage and roaming result in higher network revenue and operating profit.
In addition to the seasonal trends, the most significant trend was that of increasing revenues and operating profit, except in the fourth quarters as explained above. This growth reflects the increasing number of wireless voice and data subscribers and increase in blended postpaid and prepaid ARPU. We have continued our strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network. The growth in the operating results and statistics of fourth quarter of 2004 also reflects our acquisition of Fido.
Other fluctuations in net income from quarter-to-quarter can also be attributed to non-operating foreign exchange gain (losses), changes in the fair value of derivative instruments, losses on the repayment of long-term debt, and changes in income tax expense (recovery).

58	Rogers Wireless 2005 MD&A

SUPPLEMENTARY INFORMATION
QUARTERLY SUMMARY (Actual)

	2005
(in thousands of dollars)	Q1	Q2	Q3	Q4

Income Statement
Operating revenue
Postpaid (voice and data)	$750,195	$816,751	$899,135	$917,363
Prepaid	48,062	52,981	55,336	53,209
One-way messaging	5,054	4,960	5,198	4,416

Network revenue	803,311	874,692	959,669	974,988
Equipment sales	72,060	89,194	109,221	123,521

Total operating revenue	875,371	963,886	1,068,890	1,098,509

Operating expenses
Cost of equipment sales	159,586	161,325	209,074	243,230
Sales and marketing expenses	123,978	133,179	153,110	193,556
Operating, general and administrative expenses	289,551	292,914	312,444	344,070
Integration expenses	3,870	11,710	12,772	25,255
Management fees	3,006	3,006	3,007	3,006

Total operating expenses	579,991	602,134	690,407	809,117

Operating profit (1)	295,380	361,752	378,483	289,392
Depreciation and amortization	145,428	163,932	141,186	165,164

Operating income	149,952	197,820	237,297	124,228
Interest on long-term debt	99,971	101,321	101,531	102,521
Interest on note receivable (payable) from RCI	—	—	—	(10,481)
Foreign exchange gain (loss)	(3,987)	(11,754)	44,163	(2,725)
Change in fair value of derivative instruments	3,759	10,340	(42,767)	1,344
Loss on repayment of debt	—	—	—	—
Other income (expense)	(740)	609	(975)	(4,563)
Income tax expense -current	(1,789)	(1,661)	(1,296)	1,104
Income tax recovery -future	—	—	—	87,189

Net income for the period	$47,224	$94,033	$134,891	$114,537

Earnings per share — basic and diluted	$29.44	$58.62	$84.10	$64.75

Operating profit margin as % of network revenue	36.8%	41.4%	39.4%	29.7%

Other Statistics:
Additions to PP&E (1)	119,228	153,736	106,844	205,114
Property, plant and equipment	2,593,749	2,622,275	2,615,655	2,681,415
Total assets	5,028,069	5,030,414	4,981,947	7,103,401
Total long-term debt, including current portion	4,728,383	4,782,622	4,565,601	4,637,537
Shareholder’s equity (deficiency)	(1,096,075)	(998,928)	(866,575)	1,246,502

Wireless (voice and data) retail subscribers (2)	5,583,200	5,707,700	5,951,700	6,168,000
One-way subscribers	186,200	179,300	172,900	166,300
Wholesale subscribers (3)	98,600	106,400	88,200	107,700

(1)	As previously defined. See “Key Performance Indicators and Non-GAAP measures” section.

(2)	Includes Fido subscriber base upon acquisition effective November 9, 2004.

(3)	Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under ‘wholesale’. Accordingly, approximately 43,600 Wireless subscribers were reclassified from the postpaid subscriber base to the ‘wholesale’ category.

59	Rogers Wireless 2005 MD&A

SUPPLEMENTARY INFORMATION
QUARTERLY SUMMARY (Actual)

	2004
(in thousands of dollars)	Q1	Q2	Q3	Q4

Income Statement (1)
Operating revenue
Postpaid (voice and data)	$513,077	$560,852	$604,541	$682,658
Prepaid	24,566	25,632	25,013	41,447
One-way messaging	6,386	6,293	5,973	5,828

Network revenue	544,029	592,777	635,527	729,933
Equipment sales	48,812	63,143	85,609	83,695

Total operating revenue	592,841	655,920	721,136	813,628

Operating expenses (2)
Cost of equipment sales	85,416	109,016	144,410	170,698
Sales and marketing expenses	92,452	95,810	96,870	159,247
Operating, general and administrative expenses	195,316	204,002	210,345	265,168
Integration expenses	—	—	—	4,415
Management fees	2,919	2,919	2,918	2,919

Total operating expenses	376,103	411,747	454,543	602,447

Operating profit (2)	216,738	244,173	266,593	211,181
Depreciation and amortization	116,498	121,885	118,944	140,347

Operating income	100,240	122,288	147,649	70,834
Interest on long-term debt	55,356	49,436	47,630	66,944
Interest on note receivable (payable) from RCI	—	—	—	7,196
Foreign exchange gain (loss)	(24,376)	(32,776)	10,783	(345)
Change in fair value of derivative instruments	(18,900)	15,060	(5,206)	1,246
Loss on repayment of debt	(2,313)	—	—	—
Other income (expense)	1,037	18	4,036	2,849
Income tax expense	(1,319)	(1,319)	(1,320)	(2,540)

Net income (loss) for the period	$(987)	$53,835	$108,312	$(2,096)

Earnings (loss) per share — basic and diluted	$(0.62)	$33.57	$67.52	$(1.30)

Operating profit margin as % of network revenue	39.8%	41.2%	42.0%	28.9%

Other Statistics:
Additions to PP&E (2)	130,887	84,992	89,911	133,367
Property, plant and equipment	2,314,820	2,279,391	2,249,063	2,586,264
Total assets	3,138,008	3,143,837	3,199,357	5,054,803
Total long-term debt, including current portion	2,279,822	2,274,399	2,145,533	4,953,256
Shareholder’s equity (deficiency)	440,740	495,419	604,790	(1,146,245)

Wireless (voice and data) retail subscribers (3)(4)	3,843,200	3,925,800	4,023,300	5,518,200
One-way subscribers	231,300	221,300	210,600	196,100
Wholesale subscribers(4)	—	—	—	91,200

(1)	Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the“New Accounting Standards — Revenue Recognition” section for further details with respect to the impact of this reclassification. All prior periods presented above are prepared on a consistent basis.

(2)	As previously defined. See “Key Performance Indicators and Non-GAAP measures” section. (3) Includes Fido subscriber base upon acquisition effective November 9, 2004.

(3)	Includes Fido subscriber base upon acquisition effective November 9, 2004.

(4)	Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under ‘wholesale’.

Accordingly, approximately 43,600 Wireless subscribers were reclassified from the postpaid subscriber base to the ‘wholesale’ category.

60	Rogers Wireless 2005 MD&A

SUPPLEMENTARY INFORMATION
Non-GAAP Calculations (1)

	2005	2004	2003

($ in millions, except per subscriber figures) (subscribers in thousands)
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$3,383.5	$2,361.1	$1,911.1
Divided by: Average postpaid wireless voice and data subscribers	4,435.8	3,306.9	2,781.8
Divided by: 12 months	12	12	12

	$63.56	$59.50	$57.25

Prepaid ARPU (monthly)
Prepaid revenue	$209.6	$116.7	$91.3
Divided by: Average prepaid subscribers	1,323.2	818.5	754.5
Divided by: 12 months	12	12	12

	$13.20	$11.88	$10.08

Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$3,593.1	$2,477.8	$2,002.4
Divided by: Average postpaid and prepaid wireless voice and data subscribers	5,759.0	4,125.4	3,536.3
Divided by: 12 months	12	12	12

	$51.99	$50.05	$47.19

One-way messaging ARPU (monthly)
One-way messaging revenue	$19.6	$24.5	$27.6
Divided by: Average one-way messaging subscribers	179.9	220.5	273.3
Divided by: 12 months	12	12	12

	$9.09	$9.25	$8.40

Cost of acquisition per gross addition
Total sales and marketing expenses	$603.8	$444.4	$362.0
Equipment margin loss (acquisition related)	191.0	117.5	134.8

	$794.8	$561.9	$496.8

Total gross wireless additions (postpaid, prepaid, and one-way messaging)	2,053.0	1,509.5	1,321.5

	$387	$372	$376

Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$1,292.6	$879.1	$737.5
Management fees	12.0	11.7	11.3
Equipment margin loss (retention related)	188.3	110.9	68.1

	$1,492.9	$1,001.7	$816.9

Divided by: Average total wireless subscribers	5,938.9	4,345.9	3,809.6
Divided by: 12 months	12	12	12

	$20.95	$19.21	$17.87

Equipment margin loss
Equipment sales	$393.9	$281.2	$177.9
Cost of equipment sales	(773.2)	(509.6)	(380.8)

	$(379.3)	$(228.4)	$(202.9)

Acquisition related	$(191.0)	$(117.5)	$(134.8)
Retention related	(188.3)	(110.9)	(68.1)

	$(379.3)	$(228.4)	$(202.9)

(1)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

61	Rogers Wireless 2005 MD&A

SUPPLEMENTARY INFORMATION
Operating Profit Margin Calculation (1)

	Years Ended December 31,
(In millions of dollars)	2005	2004	2003
Operating profit	$1,325.0	$938.7	$716.3
Divided by network revenue	3,612.7	2,502.3	2,030.0
Operating profit margin as % of network revenue	36.7%	37.5%	35.3%

(1)	As defined. See “Key Performance Indicators and Non-GAAP Measures” section.

62	Rogers Wireless 2005 MD&A

Consolidated Financial Statements
(Expressed in Canadian dollars)

ROGERS WIRELESS INC.

Years ended December 31, 2003, 2004 and 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Rogers Wireless Inc. as at December 31, 2004 and 2005 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the inancial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Rogers Wireless Inc.
We have audited the accompanying consolidated balance sheets of Rogers Wireless Inc. and subsidiaries as of December 31, 2004 and 2005 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.
As described in note 2(l) and (o) to the consolidated financial statements, the Company adopted the provisions of The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, Hedging Relationships, and CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, both of which were effective January 1, 2004.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rogers Wireless Inc. and subsidiaries as of December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 1, 2006

ROGERS WIRELESS INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)
As at December 31, 2004 and 2005

	2004	2005

Assets

Current assets:
Cash and cash equivalents	$54,654	$—
Accounts receivable, net of allowance for doubtful accounts of $81,845 at December 31, 2004 and $78,881 at December 31, 2005	410,432	501,693
Note receivable from affiliated company (note 4)	—	2,000,000
Interest receivable from affiliated company (note 4)	—	10,521
Other current assets (note 5)	103,679	93,625
Future tax asset (note 16)	—	290,535

	568,765	2,896,374

Property, plant and equipment (note 6)	2,586,264	2,681,415
Goodwill (note 7(a))	757,545	148,456
Intangible assets (note 7(b))	1,076,156	941,132
Deferred charges (note 8)	57,915	48,339
Future tax asset (note 16)	—	379,696
Other long-term assets	8,158	7,989

	$5,054,803	$7,103,401

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities:
Bank advances, arising from outstanding cheques	$—	$86,194
Accounts payable and accrued liabilities	726,663	554,332
Note payable to Rogers Wireless Communications Inc. (note 12)	350,000	—
Current portion of long-term debt (note 10)	932	182,765
Current portion of fair value of derivative instruments (note 11)	—	13,389
Due to parent and affiliated companies (note 14(a))	45,798	53,968
Dividend payable to Rogers Communications Inc. (note 14)	—	10,685
Unearned revenue	69,170	78,817

	1,192,563	980,150

Long-term debt (note 10)	4,693,174	4,454,772
Derivative instruments (note 11)	315,311	421,977

	5,008,485	4,876,749

Shareholders’ equity (deficiency) (note 13)	(1,146,245)	1,246,502

	$5,054,803	$7,103,401

Commitments (note 19)
Guarantees (note 20)
Contingent liabilities (note 21)
Canadian and United States accounting policy differences (note 22)
See accompanying notes to consolidated financial statements.
On behalf of the Board:
/s/ Edward S. Rogers, O.C.  Director
/s/ H. Garfield Emerson, Q.C.  Director

ROGERS WIRELESS INC.
Consolidated Statements of Income
(In thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Operating revenue (note 15)	$2,207,794	$2,783,525	$4,006,656

Cost of equipment sales	380,771	509,540	773,215
Sales and marketing expenses	361,998	444,379	603,823
Operating, general and administrative expenses	737,400	874,831	1,238,979
Integration expenses (note 3)	—	4,415	53,607
Management fees (note 14(b)(i))	11,336	11,675	12,025
Depreciation and amortization	518,599	497,674	615,710

Operating income	197,690	441,011	709,297

Interest expense (income):
Long-term debt	193,607	219,366	405,344
Note receivable from affiliated company (note 4)	—	—	(10,521)
Note payable to Rogers Communications Inc. (note 12)	—	2,946	40
Fee on bridge loan payable to Rogers Communications Inc. (note 12)	—	4,250	—

	193,607	226,562	394,863

	4,083	214,449	314,434

Foreign exchange gain (loss)	135,242	(46,714)	25,697
Change in fair value of derivative instruments	—	(7,800)	(27,324)
Loss on repayment of long-term debt (note 10(k))	—	(2,313)	—
Investment and other income (expense)	932	7,940	(5,669)

Income before income taxes	140,257	165,562	307,138

Income tax expense (recovery) (note 16):
Current	2,374	6,498	3,642
Future	—	—	(87,189)

	2,374	6,498	(83,547)

Net income for the year	$137,883	$159,064	$390,685

Earnings per share — basic and diluted (note 17)	$85.96	$99.17	$236.91

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Consolidated Statements of Deficit
(In thousands of Canadian dollars)
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Deficit, beginning of year:
As previously reported	$(1,544,316)	$(1,406,433)	$(1,249,620)
Adjustment for stock-based compensation (note 2(o))	—	(2,251)	—

As restated	(1,544,316)	(1,408,684)	(1,249,620)

Net income for the year	137,883	159,064	390,685

Distribution to related party (note 14(d))	—	—	(5,000)

Dividends on First preferred shares (note 13(b))	—	—	(10,685)

Deficit, end of year	$(1,406,433)	$(1,249,620)	$(874,620)

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Cash provided by (used in):

Operating activities:
Net income for the year	$137,883	$159,064	$390,685
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	518,599	497,674	615,710
Future income taxes	—	—	(87,189)
Unrealized foreign exchange loss (gain)	(134,483)	45,271	(26,575)
Change in fair value of derivative instruments	—	7,800	27,324
Accrued interest due on note receivable from Rogers Communications Inc.	—	—	(10,521)
Loss on repayment of long-term debt	—	2,313	—
Stock-based compensation expense	—	4,239	17,747
Gain on sale of investments	—	(1,445)	—

	521,999	714,916	927,181
Change in non-cash working capital (note 9(a))	(20,800)	1,759	(126,344)

	501,199	716,675	800,837

Financing activities:
Issue of long-term debt	604,000	4,770,643	135,156
Repayment of long-term debt	(619,989)	(2,399,849)	(64,868)
Repayment of note payable to Rogers Wireless Communications Inc.	—	—	(350,000)
Acquisition of wireless subscribers and working capital from Rogers Telecom Inc. (note 14(d))	—	—	(6,492)
Financing costs incurred	—	(43,687)	—
Premium on repayment of long-term debt	—	(34,713)	—
Issue of intercompany bridge loan to Rogers Communications Inc. (note 12)	—	850,000	—
Repayment of intercompany bridge loan to Rogers Communications Inc. (note 12)	—	(850,000)	—
Proceeds on termination of cross-currency interest rate exchange agreements	—	58,416	—
Payment on termination of cross-currency interest rate exchange agreements	—	(64,602)	—
Capital distribution to Rogers Wireless Communications Inc.	—	(1,400,000)	—
Proceeds from issuance of capital stock	8,337	—	—

	(7,652)	886,208	(286,204)

Investing activities:
Additions to property, plant and equipment (“PP&E”)	(411,933)	(439,157)	(584,922)
Change in non-cash working capital related to PP&E	(87,679)	49,068	(14,110)
Acquisition of Fido Inc., net of cash acquired (note 3)	—	(1,148,637)	(51,684)
Acquisition of spectrum licences (note 7(b)(i))	—	(6,055)	(4,765)
Proceeds on sale of investments	—	1,445	—
Other	—	(555)	—

	(499,612)	(1,543,891)	(655,481)

Increase (decrease) in cash and cash equivalents	(6,065)	58,992	(140,848)

Cash and cash equivalents (deficiency), beginning of year	1,727	(4,338)	54,654

Cash and cash equivalents (deficiency), end of year	$(4,338)	$54,654	$(86,194)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.
For supplemental cash flow information, see note 9(b) and (c).
See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
1. Nature of the business:
Rogers Wireless Inc. (“RWI”) is a wholly-owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly-owned subsidiary of Rogers Communications Inc. (“RCI”). RWI and its subsidiary companies are collectively referred to herein as the “Company”.
The Company operates in a single business segment as a provider of wireless voice, messaging and data services nationwide in Canada, under licences issued by Industry Canada.
2. Significant accounting policies:
(a) Basis of presentation:
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from United States GAAP, as described in note 22. The consolidated financial statements include the accounts of RWI and its subsidiary companies, which include Rogers Wireless Partnership as of August 1, 2005, Fido Inc. (“Fido”) as of November 9, 2004 and Rogers Wireless Alberta Inc. Intercompany transactions and balances are eliminated on consolidation.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
(b) Property, plant and equipment:
Property, plant and equipment (“PP&E”) are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
(c) Depreciation:
PP&E are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Mainly diminishing balance	5% to 6-2/3%
Network equipment	Straight line	6-2/3% to 25%
Network radio base station equipment	Straight line	12-1/2% to 14-1/3%
Computer equipment and software	Straight line	14-1/3% to 33-1/3%
Leasehold improvements	Straight line	Shorter of estimated useful life and term of lease
Other equipment	Mainly diminishing balance	20% to 33-1/3%

(d) Asset retirement obligations:
Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to operating expenses.
(e) Long-lived assets:
Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2004 and 2005, no impairment in the carrying value of these assets existed.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
(f) Goodwill and intangible assets:
(i) Goodwill:
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.
Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.
(ii) Intangible assets:
Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(e). Intangible assets having an indefinite life, such as spectrum licences, are not amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair value with book value. An impairment loss on indefinite life intangible assets is recognized when the carrying amount of the asset exceeds its fair value.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
Intangible assets with determinable lives are amortized annually on a straight-line basis over their estimated useful lives as follows:

Brand name — Fido	5 years
Subscriber base	2-1/4years
Roaming agreements	12 years
Dealer network	4 years
Wholesale agreements	38 months

The Company has tested goodwill and intangible assets with indefinite lives for impairment during 2004 and 2005 and determined no impairment in the carrying value of these assets existed.
(g) Foreign currency translation:
Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. The accounting for the effect of cross-currency interest rate exchange agreements used to hedge long-term debt is described in note 2(l). Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In each of the years ended December 31, 2003, 2004 and 2005, foreign exchange gains (losses) related to the translation of long-term debt totalled $135.2 million, ($46.7 million) and $25.7 million, respectively.
(h) Deferred charges:
The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the life of the debt to which they relate. During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods up to five years.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
(i) Inventories:
Inventories, consisting principally of wireless handsets and accessories, are valued at the lower of cost, on a first-in, first-out basis, and net realizable value.
(j) Pension benefits:
The Company’s employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan during the year. For the years ended December 31, 2003, 2004 and 2005, contributions of $3.6 million, $7.3 million and $8.6 million, respectively, were required, resulting in pension expense of the same amount. The Company does not provide its employees with post-retirement benefits other than pensions.
The Company also provides unfunded supplemental pension benefits to certain executives. As at December 31, 2004 and 2005, the accrued benefit obligation relating to these supplemental plans amounted to approximately $1.9 million and $1.6 million, respectively, and the related expense for the years ended December 31, 2003, 2004 and 2005 was $0.8 million, $1.1 million and $0.2 million, respectively.
(k) Income taxes:
Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
(l) Derivative instruments:
The Company uses derivative instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are used only for risk management purposes.
For the year ended December 31, 2003, all such instruments were designated as hedges of specific debt instruments. The Company accounted for these financial instruments as hedges and, as a result, the carrying values of the financial instruments were not adjusted to reflect their current fair value. The net receipts or payments arising from financial instruments relating to interest were recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument was adjusted to fair value. If the related debt instrument that was hedged was repaid, then the gain or loss was recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss was deferred and amortized over the remaining life of the original debt instrument. These instruments were periodically reviewed by the Company to ensure that the instruments were highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item. For those instruments that did not meet the above criteria, variations in their fair value were marked-to-market on a current basis in the Company’s consolidated statements of income.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
Effective January 1, 2004, the Company adopted The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, Hedging Relationships (“AcG-13”), which established new criteria for hedge accounting for all hedging relationships in effect. Effective January 1, 2004, the Company re-assessed all relationships to determine whether the criteria for hedge accounting were met, and applied the new guidance on a prospective basis. The Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument’s inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying currency risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Derivative instruments that meet these criteria are carried at their intrinsic value. For those instruments that did not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against income.
See note 11 for a discussion of the impact of the adoption of this standard in 2004.
(m) Revenue recognition:
The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is then measured and allocated amongst the accounting units based upon their fair values and then the Company’s relevant revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
The Company’s principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:
(i)	Revenue is earned from subscribers in connection with monthly fees for wireless services, the use of wireless voice or data airtime in excess of that included with the monthly fee, long-distance calls, calls initiated or received outside of Canada by the Company’s subscribers, referred to as “roaming”, calls initiated or received on the Company’s network by other carriers’ subscribers, and fees for optional services, such as voicemail.
Monthly fees are recognized as revenue on a pro rata basis over the month as the services are provided. Wireless airtime, roaming, long-distance, and optional services fees are recorded as revenue as the services are provided.
(ii)	Revenue from the sale of wireless equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer. Equipment subsidies provided to new and existing subscribers are recorded as a reduction of equipment revenues upon activation of the service.

(iii)	Activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, these fees are recorded as part of equipment revenue to the extent that the aggregate handset and activation fee proceeds do not exceed the fair value of the handset. Any activation fees not allocated to the handset would be deferred upon activation and recognized as service revenue over the expected customer relationship period.
Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.
(n) Subscriber acquisition costs:
The Company expenses all costs related to the acquisition or retention of subscribers.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
(o) Stock-based compensation and other stock-based payments:
Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company adopted the standard retroactively to January 1, 2002 without restating prior periods. The Company determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes option pricing model and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years, with a corresponding increase in contributed surplus.
The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method. The estimated fair value is amortized to expense over the vesting period.
Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors, including restricted stock units, are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the awards. Compensation cost for the awards is recorded in operating income over the vesting period of the award. Changes in the Company’s payment obligation prior to the settlement date are recorded in operating income over the vesting period. The payment amount is established for these awards on the date of exercise of the award by the employee.
The Company participates in the RCI employee share accumulation plan. Under the terms of the plan, participating employees with the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, RCI Class B Non-Voting shares on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. Certain employees are eligible for a higher percentage match by the Company. The administrator then uses this amount to purchase additional RCI Class B Non-Voting shares on behalf of the employee. The Company records its contribution as compensation expense. The share accumulation plan is more fully described in note 13(g).

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
The employee share purchase plan, which was discontinued in 2003, and the RWCI share accumulation plan, which was discontinued in 2004, are described in note 13(e).
The Company had a directors’ deferred share unit plan, under which directors of the Company were entitled to elect to receive their remuneration in deferred share units of RWCI Class B Restricted Voting shares. Upon departure as a director, these deferred share units could be redeemed by the Company at the then current RWCI Class B Restricted Voting shares’ market price. Compensation expense was recognized in the amount of the directors’ remuneration as their services were rendered. The related accrued liability was adjusted to the market price of the RWCI Class B Restricted Voting shares at each balance sheet date and the related adjustment was recorded in operating income. On December 31, 2004, as a result of the acquisition by RCI of 100% of the outstanding Class B Restricted Voting shares of RWCI, 16,517 RWCI Class B Restricted Voting shares in the plan were exchanged for 28,905 shares of RCI Class B Non-Voting shares.
(p) Earnings per share:
The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of potentially dilutive investments, as described in note 17.
(q) Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of internal labour and overhead, useful lives of depreciable assets, and the recoverability of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows. For business combinations, key areas of estimation and judgment include the allocation of the purchase price, related integration and severance costs, as well as the determination of useful lives for amortizable intangible assets acquired, including subscriber base, brand name, roaming agreements, dealer network and wholesale agreements. Significant changes in the assumptions, including those with respect to future business plans and cash flow, could change the recorded amounts by a material amount.
(r) Adoption of new accounting pronouncements:
(i) Consolidation of variable interest entities:
Effective January 1, 2005, the Company adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. There was no impact to the consolidated financial statements of the Company as a result of adopting this standard since the Company does not have an interest in any entities subject to control on a basis other than ownership of voting interests.
(ii) Arrangements containing a lease:
CICA Emerging Issues Committee Abstract 150 (“EIC 150”), Determining whether an Arrangement Contains a Lease, addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. EIC 150 was effective for arrangements entered into or modified after January 1, 2005. There was no impact to the consolidated financial statements of the Company as a result of the adoption of this new standard since the Company has not entered into such arrangements.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
2. Significant accounting policies (continued):
(s) Recent Canadian accounting pronouncements:
(i) Non-monetary transactions:
In 2005, the CICA issued Handbook Section 3831 Non-monetary transactions (“CICA 3831”), replacing Section 3830 Non-monetary transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary nonreciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases the transaction must be measured at the carrying value. The new requirements are effective for transactions occurring on or after January 1, 2006. The Company does not expect that this new standard will have a material impact on its consolidated financial statements.
(ii) Financial Instruments:
In 2005, the CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement, Handbook Section 1530, Comprehensive Income, and Handbook Section 3865, Hedges. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be substantially unchanged. The Company is assessing the impact of these new standards.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
3. Business combination:
On November 9, 2004, the Company acquired the outstanding equity securities of Microcell Telecommunications Inc. (“Fido”) for cash consideration. The acquisition was accounted for by the purchase method and the results of Fido were consolidated effective November 9, 2004. Fido is a provider of wireless telecommunications services in Canada. With this acquisition, the Company now operates the only Global System for Mobile communications (“GSM”) network in Canada.
Including direct incremental acquisition costs of approximately $14.9 million, the purchase price totalled $1,318.4 million, including $51.7 million paid for warrants in 2005.
Prior to completion of the acquisition, the Company developed a plan to restructure and integrate the operations of Fido. As a result of the restructuring and integration, $129.0 million was originally accrued as a liability assumed on acquisition in the allocation of the purchase price as at December 31, 2004. This liability included severance and other employee-related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. There were no payments made against this liability in 2004. During 2005, management finalized its plan and revised the estimated restructuring and integration costs. As restructuring activities and integration progressed and the Company was able to assess such matters as the extent of its network coverage, management was able to finalize those cell site and facility leases to be terminated and negotiate lease termination costs with the landlord where applicable. The negotiations related to the termination of other contracts were completed during 2005 as well. Additionally, as the dismantling of cell sites progressed, the Company was able to estimate the costs involved in dismantling sites with greater accuracy. With the continued restructuring and integration of Fido’s operational and administrative functions, the Company was able to finalize the list of those employees who would be retained and those whose employment would be severed in order to avoid the duplication of functions within the integrated enterprise. The resulting adjustments to the liabilities assumed on acquisition and payments made against such liabilities during 2005 are as follows:

	As at				As at
	December 31,		Revised		December 31,
	2004	Adjustments	liabilities	Payments	2005

Network decommissioning and restoration costs	$52,806	$(18,505)	$34,301	$(18,496)	$15,805
Lease and other contract termination costs	48,329	(21,648)	26,681	(22,997)	3,684
Involuntary severance	27,891	(15,557)	12,334	(10,156)	2,178

	$129,026	$(55,710)	$73,316	$(51,649)	$21,667

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
3. Business combination (continued):
The Company expects the remaining liability as at December 31, 2005 will be paid out over the course of 2006.
During 2005, the purchase price allocation related to the Fido acquisition was adjusted to reflect final valuations of tangible and intangible assets acquired as well as updated information and estimates related to restructuring and integration plans. The following table summarizes adjustments made to the purchase price allocation from that disclosed at December 31, 2004:

Increase (decrease) in estimated fair value of net assets acquired:

Subscriber base	$31,500
Brand name	2,500
Roaming agreements	1,500
Dealer network	13,500
Wholesale agreements	13,000
Spectrum licences	(91,600)
PP&E	5,590
Deferred revenue	(5,654)

(29,664)

Decrease in liabilities assumed on acquisition	(55,710)

Decrease in goodwill	$(26,046)

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
3. Business combination (continued):
The table below summarizes the final fair values of the assets acquired and liabilities assumed for the acquisition of Fido based on the final purchase price allocation as follows:

Consideration:
Cash	$1,251,819
Amounts paid in 2005	51,705
Acquisition costs	14,888

Purchase price	$1,318,412

Cash and cash equivalents	$118,070
Accounts receivable	86,179
Other current assets	31,796
Inventory	47,292
Long-term investments	3,823
Subscriber base	171,500
Brand name	102,500
Roaming agreements	36,500
Spectrum licences	319,000
Dealer network	13,500
Wholesale agreements	13,000
PP&E	337,029
Accounts payable and accrued liabilities	(144,692)
Deferred revenue	(50,956)
Liabilities assumed on acquisition	(73,316)
Long-term debt	(352,651)
Derivative instruments	(64,602)

Fair value of net assets acquired	$593,972

Goodwill	$724,440

As part of this acquisition, the Company incurred certain integration costs that did not qualify to be included as part of the purchase price allocation as a liability assumed on acquisition. Rather, these costs are recorded within operating expenses. These expenses include various severance, consulting and other incremental restructuring costs directly related to the acquisition.
During 2005, the Company incurred $53.6 million (2004 — $4.4 million) in integration expenses related to the Fido acquisition.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
3. Business combination (continued):
The pro forma results of operations, had the Company acquired Fido on January 1, 2003, would have been as follows:

2003		2004
	(Unaudited)
Operating revenue	$2,767,067	$3,331,991

Loss for the year	$(76,830)	$(174,514)

Loss per share — basic and diluted	$(47.90)	$(108.80)

4. Note and interest receivable from affiliated company:

	2004	2005

Note receivable	$—	$2,000,000
Interest receivable	—	10,521

	$—	$2,010,521

The note and interest receivable are due from a subsidiary of RCI (note 14). The note is a demand promissory note bearing interest at 8% per annum.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
5. Other current assets:

	2004	2005

Inventories	$57,718	$47,822
Prepaid expenses	45,436	39,767
Other	525	6,036

	$103,679	$93,625

6. Property, plant and equipment:

			2004			2005

		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value

Land and building	$203,949	$41,042	$162,907	$204,841	$48,574	$156,267
Network equipment	3,100,096	1,464,389	1,635,707	3,428,724	1,632,122	1,796,602
Network radio base station equipment	1,465,552	1,000,740	464,812	1,508,360	1,111,795	396,565
Computer equipment and software	813,724	559,653	254,071	900,182	671,557	228,625
Leasehold improvements	59,584	21,948	37,636	75,628	28,752	46,876
Other equipment	98,358	67,227	31,131	101,196	44,716	56,480

	$5,741,263	$3,154,999	$2,586,264	$6,218,931	$3,537,516	$2,681,415

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was $483.1 million, $484.3 million and $504.0 million, respectively.
PP&E not yet in service and therefore not depreciated at December 31, 2004 and 2005 amounted to $159.7 million and $256.3 million, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
7. Goodwill and intangible assets:
(a) Goodwill:

	2004	2005

Goodwill	$757,545	$148,456

A summary of the changes to goodwill is as follows:

	2004	2005

Opening balance	$7,058	$757,545
Acquisition of Fido (note 3)	750,487	(26,046)
Reduction in valuation allowance for acquired future tax assets (note 16)	—	(583,043)

	$757,545	$148,456

(b) Intangible assets:

			2004			2005

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

(i) Spectrum licences	$813,480	$—	$813,480	$726,644	$—	$726,644
(ii)Fido brand name	100,000	2,916	97,084	102,500	23,418	79,082
(iii)Subscriber base	140,000	9,074	130,926	171,500	87,083	84,417
(iv)Roaming agreements	35,000	334	34,666	36,500	3,469	33,031
(v)Dealer network	—	—	—	13,500	3,853	9,647
(vi)Wholesale agreements	—	—	—	13,000	4,689	8,311

	$1,088,480	$12,324	$1,076,156	$1,063,644	$122,512	$941,132

Amortization of brand names, subscriber base, roaming agreements, dealer network and wholesale agreements in 2003, 2004 and 2005 amounted to $22.5 million, $12.3 million and $110.2 million, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
7. Goodwill and intangible assets (continued):
(i)	As a result of the acquisition of Fido, the Company determined the value of the spectrum licences acquired to be $319.0 million (note 3). In a spectrum auction conducted by Industry Canada in February 2001, the Company purchased 23 personal communications services licences of 10 megahertz (“MHz”) or 20 MHz each, in the 1.9 gigahertz (“GHz”) band in various regions across Canada at a cost of $396.8 million, including costs of acquisition. During 2004 and 2005, the Company acquired spectrum in various licence areas for an aggregate cost of $6.1 million and $4.8 million, respectively. These amounts have been recorded as spectrum licences. The Company has determined that these licences have indefinite lives for accounting purposes and are therefore not being amortized.

(ii)	The Fido brand name was acquired in 2004 as a result of the acquisition of Fido (note 3). The fair value of the brand name was determined to be $102.5 million and is being amortized straight-line over five years.

(iii)	The subscriber base was acquired in 2004 as a result of the acquisition of Fido (note 3). The fair value of the subscriber base for Fido was determined to be $171.5 million and is being amortized straight-line over 2.25 years.

(iv)	Roaming agreements are related to the value of roaming contracts associated with the acquisition of Fido in 2004 (note 3). The fair value of these agreements was determined to be $36.5 million and is being amortized straight-line over 12 years.

(v)	The dealer network was acquired in 2004 as a result of the acquisition of Fido (note 3). The fair value of the dealer network was determined to be $13.5 million and is being amortized straight-line over four years.

(vi)	Wholesale agreements are related to the value of contracts acquired as part of the Fido acquisition (note 3). The fair value of these agreements was determined to be $13.0 million and is being amortized straight-line over a period of 38 months.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
8. Deferred charges:
Deferred charges at December 31, 2004 and 2005 consist of financing costs.
Amortization of deferred charges for the years ended December 31, 2003, 2004 and 2005 was $13.0 million, $5.2 million and $9.0 million, respectively. Accumulated amortization of deferred charges at December 31, 2004 and 2005 amounted to $20.4 million and $29.4 million, respectively.
Financing costs of $43.7 million were deferred in 2004 in connection with the issuance of certain long-term debt (note 10). No such costs were incurred for the years ended December 31, 2003 or December 31, 2005.
For the year ended December 31, 2004, in connection with the repayment of certain long-term debt, the Company recorded a loss on repayment of long-term debt of $2.3 million including a write-off of deferred financing costs of $7.8 million (note 10(k)). The Company did not repay long-term debt during 2003 or 2005.
9. Consolidated statements of cash flows:
(a) Change in non-cash working capital:

	2003	2004	2005

Increase in accounts receivable	$(38,946)	$(48,111)	$(96,432)
Decrease (increase) in other current assets	(3,770)	11,191	10,909
Increase (decrease) in accounts payable and accrued liabilities	37,466	8,870	(52,984)
Increase (decrease) in unearned revenue	(13,572)	(10,635)	3,993
Increase in amounts due to parent and affiliated companies, net	644	40,023	8,170
Increase (decrease) in deferred gain	(2,622)	421	—

	$(20,800)	$1,759	$(126,344)

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
9. Consolidated statements of cash flows (continued):
(b) Supplemental cash flow information:

	2003	2004	2005

Interest paid	$199,627	$198,658	$398,412
Income taxes paid	6,202	6,137	6,825

(c) Supplemental disclosure of non-cash financing and investing activities:

	2003	2004	2005

Issue of First preferred shares	$—	$—	$2,000,000
Receipt of intercompany note receivable from affiliated company	—	—	(2,000,000)
Note payable to RWCI issued as consideration for the distribution of capital	—	350,000	—
Reduction of stated capital of Class A common shares	—	(350,000)	—
Class A common shares issued as consideration for the repayment of the note payable and intercompany amounts payable to parent company	82,905	—	—
Set-off of promissory note payable to parent against issuance of Class A common shares to parent	(50,000)	—	—
Set-off of intercompany amounts payable to parent against issuance of Class A common shares to parent	(32,905)	—	—

See note 14(c) for further descriptions of related party non-cash financing and investing activities.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
10. Long-term debt:

	Interest rate	2004	2005

(a) Bank credit facility	Floating	$—	$71,000
(b) Senior Secured Notes, due 2006	10.50%	160,000	160,000
(c) Floating Rate Senior Secured Notes, due 2010	Floating	661,980	641,245
(d) senior Secured Notes, due 2011	9.625%	589,764	571,291
(e) senior Secured Notes, due 2011	7.625%	460,000	460,000
(f) senior Secured Notes, due 2012	7.25%	565,692	547,973
(g) senior Secured Notes, due 2014	6.375%	902,700	874,425
(h) senior Secured Notes, due 2015	7.50%	661,980	641,245
(i) senior Secured Debentures, due 2016	9.75%	186,438	180,598
(j) senior Subordinated Notes, due 2012	8.00%	481,440	466,360
Mortgage payable and capital leases	Various	24,112	23,400

		4,694,106	4,637,537

Less current portion		932	182,765

		$4,693,174	$4,454,772

Further details of long-term debt are as follows:
(a) Bank credit facility:
On October 8, 2004, the Company and its bank lenders entered into an amending agreement to the Company’s $700.0 million bank credit facility that provided, among other things, for a two-year extension to the maturity date and the reduction schedule so that the bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. In addition, certain financial ratios to be maintained on a quarterly basis were made less restrictive, the restriction on the annual amount of capital expenditures was eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.
Amounts outstanding under the bank credit facility at December 31, 2004 and 2005 were nil and $71.0 million, respectively. This facility provides the Company with, among other things, up to $700.0 million from a consortium of Canadian financial institutions.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
10. Long-term debt (continued):
Under the credit facility, the Company may borrow at various rates, including the bank prime rate or base rate to the bank prime rate or base rate plus 1-3/4% per annum, the bankers’ acceptance rate plus 1% to 2-3/4% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1% to 2-3/4% per annum. The Company’s bank credit facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.
This credit facility is available on a fully revolving basis until the first date specified below, at which time, the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

On April 30:

2008	$140,000
2009	140,000
2010	420,000

Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens.
(b) Senior Secured Notes, due 2006:
The Company’s $160.0 million Senior Secured Notes mature on June 1, 2006. These notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.
(c) Floating Rate Senior Secured Notes, due 2010:
On November 30, 2004, the Company issued U.S. $550.0 million of Floating Rate Senior Secured Notes, which mature on December 15, 2010. These notes are redeemable, in whole or in part, at the Company’s option, at any time on or after December 15, 2006 at 102.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2008, plus, in each case, interest accrued to the redemption date. The Company pays interest on the Floating Rate Notes at LIBOR plus 3.125%, reset quarterly.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
10. Long-term debt (continued):
(d) Senior Secured Notes, due 2011:
The Company’s U.S. $490.0 million Senior Secured Notes mature on May 1, 2011. These notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.
(e) Senior Secured Notes, due 2011:
On November 30, 2004, the Company issued $460.0 million of Senior Secured Notes, which mature on December 15, 2011. These notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.
(f) Senior Secured Notes, due 2012:
On November 30, 2004, the Company issued U.S. $470.0 million of Senior Secured Notes, which mature on December 15, 2012. These notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.
(g) Senior Secured Notes, due 2014:
On February 20, 2004, the Company issued U.S. $750.0 million of Senior Secured Notes due on March 1, 2014. These notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.
(h) Senior Secured Notes, due 2015:
On November 30, 2004, the Company issued U.S. $550.0 million of Senior Secured Notes, which mature on March 15, 2015. These notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.
(i) Senior Secured Debentures, due 2016:
The Company’s U.S. $154.9 million Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
10. Long-term debt (continued):
Each of the Company’s Senior Secured Notes and Debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in note 10(a) and ranks equally with the bank credit facility.
(j) Senior Subordinated Notes, due 2012:
On November 30, 2004, the Company issued U.S. $400.0 million of Senior Subordinated Notes due on December 15, 2012. These notes are redeemable, in whole or in part, at the Company’s option, at any time up to December 15, 2008, subject to a certain prepayment premium and at any time, on or after December 15, 2008, at 104.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2010.
Interest is paid semi-annually on all of the notes and debentures with the exception of the Floating Rate Senior Secured Notes due 2010 for which the Company pays interest on a quarterly basis.
(k) Debt repayment:
During 2004, the Company redeemed its U.S. $196.1 million 8.30% Senior Secured Notes, due 2007, U.S. $179.1 million 8.80% Senior Subordinated Notes, due 2007, and U.S. $333.2 million 9.375% Senior Secured Debentures, due 2008, for an aggregate of U.S. $734.7 million, including payment of redemption premiums. This resulted in a loss on the repayment of long-term debt of $2.3 million, which included redemption premiums of $34.7 million, the write-off of deferred financing costs of $7.8 million, and a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the year. In addition, the Company repaid $352.7 million of Fido’s long-term debt (note 3).
(l) Weighted average interest rate:
The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2004 and 2005, including the effect of all of the derivative instruments, was 8.04% and 8.13%, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
10. Long-term debt (continued):
(m) Principal repayments:
At December 31, 2005, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

Year ending December 31:

2006	$182,765
2007	355
2008	156
2009	112
2010	712,256
Thereafter	3,741,893

$4,637,537

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company governed by these agreements. Generally, the terms of the bank credit facility that impose the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments and sales of assets. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2004 and 2005, the Company was in compliance with all terms of the long-term debt agreements.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
11. Derivative instruments:
Details of the derivative instruments are as follows:

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2004	notional	rate	notional	amount	fair value

Cross-currency interest rate exchange agreements accounted for as hedges	$2,660,000	1.3011	$3,460,955	$259,379	$445,391
Cross-currency interest rate exchange agreements not accounted for as hedges	611,830	1.2021	735,479	(229)	(229)

	3,271,830		4,196,434	259,150	445,162
Transitional gain	—		—	56,161	—

	$3,271,830		$4,196,434	$315,311	$445,162

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2005	notional	rate	notional	amount	fair value

Cross-currency interest rate exchange agreements accounted for as hedges	$2,660,000	1.3011	$3,460,955	$359,661	$694,416
Cross-currency interest rate exchange agreements not accounted for as hedges	611,830	1.2021	735,479	27,095	27,095

	3,271,830		4,196,434	386,756	721,511

Transitional gain	—		—	48,610	—

	3,271,830		4,196,434	435,366	721,511

Less current portion	326,830	1.2045	393,672	13,389	13,389

	$2,945,000		$3,802,762	$421,977	$708,122

Effective January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and consequently, began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.
The Company adjusted the carrying value of these instruments from $136.5 million at December 31, 2003 to their fair value of $119.7 million on January 1, 2004. The corresponding transitional loss of $16.8 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
11. Derivative instruments (continued):
Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of its derivative instruments and, consequently, on a prospective basis, began to treat approximately U.S. $1,240.0 million notional amount of the aggregate U.S. $1,301.8 million, or 95.3% of these exchange agreements, as hedges for accounting purposes on U.S. $1,240.0 million of U.S. dollar-denominated debt.
A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $59.9 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements.
Amortization of the transitional gain for the years ended December 31, 2004 and 2005 totalled $4.2 million and $7.6 million, respectively.
On November 30, 2004, the Company entered into an additional aggregate U.S. $1,420.0 million notional principal amount of cross-currency interest rate exchange agreements that meet the requirements of hedge accounting as hedges against foreign exchange fluctuations under AcG-13.
Certain other cross-currency interest rate exchange agreements are not accounted for as hedges, since they do not meet the requirements for hedge accounting under AcG-13. Approximately U.S. $61.8 million notional amount of exchange agreements identified at July 1, 2004 and a further U.S. $550.0 million notional amount of exchange agreements entered into on November 30, 2004 are accounted for on a mark-to-market basis.
12. Notes payable to parents:

	2004	2005

Note payable to RWCI, unsecured and subordinated, payable on demand, non-interest bearing	$350,000	$—

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
12.	Notes payable to parents (continued):

In July 2003, the Company issued 10 Class A common shares to RWCI for consideration of $91.2 million, comprised of: the set-off of a $50.0 million non-interest bearing subordinated demand promissory note owed by the Company to RWCI; the set-off of an aggregate $32.9 million of intercompany amounts payable by the Company to RWCI; and $8.3 million paid in cash (note 13(c)).

During 2004, the Company distributed $1,750.0 million to RWCI as a return of capital. The consideration was comprised of a $1,400.0 million cash distribution and the issuance of a $350.0 million demand, subordinated, non-interest bearing promissory note owing to RWCI (note 13(c)).

On September 30, 2004, the Company and RCI entered into an intercompany bridge loan agreement of up to $900.00 million, of which $850.0 million was drawn on November 9, 2004. The bridge loan had a term of up to two years from November 9, 2004 and was made on a subordinated, unsecured basis, bearing interest at 6.0% per annum and was prepayable in whole or in part without penalty. On November 9, 2004, the Company paid to RCI a fee of $4.25 million pursuant to the terms of the bridge loan. On November 30, 2004, the Company repaid the loan in full and cancelled the bridge loan agreement.

During 2005, the Company repaid the $350.0 million demand, subordinated, non-interest bearing promissory note owing to RWCI.

13.	Shareholders’ equity (deficiency):

	2004	2005

Capital stock:
Issued and outstanding:
1,603,628 Class A common shares (2004 - 1,603,628)	$96,885	$96,885
1,000,000 First preferred shares (2004 - nil)	—	2,000,000
Contributed surplus	6,490	24,237
Deficit	(1,249,620)	(874,620)

	$(1,146,245)	$1,246,502

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
13.	Shareholders’ equity (deficiency) (continued):
(a)	Capital stock:
(i)	Preferred shares:

Rights and conditions:

There is an unlimited number of authorized Class A preferred shares, Class B preferred shares, and First preferred shares.

The Class A preferred shares are non-voting, redeemable at the option of the Company at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 8.8% per annum of the redemption price, payable quarterly. The Class A preferred shares rank, with respect to both dividends and return of capital of the Company, in priority to the Class B preferred shares and Class A common shares of the Company. As at December 31, 2004 and 2005, there were no Class A preferred shares outstanding.

The Class B preferred shares are non-voting, redeemable at the option of the Company at $1,000 per share, retractable at the option of the holder at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 6.0% per annum of the redemption price, payable quarterly. The Class B preferred shares rank, with respect to both dividends and return of capital of the Company, subordinate to the Class A preferred shares, and in priority to the Class A common shares of the Company. As at December 31, 2004 and 2005, there were no Class B preferred shares outstanding.

The First preferred shares were authorized in 2005 and are non-voting, redeemable at the option of the Company at $2,000 per share, and carry the right to cumulative dividends at a fixed rate of 8.125% per annum of the redemption price, payable annually from the date of issue in cash or by the issuance of a deeply subordinated non-interest bearing demand promissory note deliverable by the Company or an affiliate. The First preferred shares rank, with respect to both dividends and return of capital of the Company, in priority to the Class A preferred shares, the Class B preferred shares and the Class A common shares of the Company.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
13.	Shareholders’ equity (deficiency) (continued):
(ii)	Common shares:

Rights and conditions:

The Class A common shares are voting and are without par value.
(b)	Capital stock changes:

During 2003, the Company issued 10 Class A common shares to RWCI for total consideration of $91.2 million (note 12).

During 2004, the Company distributed $1,750.0 million to RWCI as a return of capital. As a result of this distribution, the stated value of the Class A common shares was reduced by $1,750.0 million (note 12).

During 2005, the Company issued 1,000,000 First preferred shares to RCI for total consideration of $2,000.0 million and dividends at 8.125% (note 14(e)). The First preferred shares are non-voting, redeemable at the option of the Company for an aggregate redemption amount equal to $2,000.0 million, and are payable in cash or by the issuance of a non-interest bearing, deeply subordinated demand promissory note deliverable by the Company or an affiliate. No dividends were paid during 2005.

(c)	Stock option plan:

Until December 31, 2004, the Company had a stock option plan that provided senior employee participants an incentive to acquire an equity ownership interest in RWCI over a period of time and, as a result, reinforced executives’ attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase RWCI Class B Restricted Voting shares on a one-for-one basis were granted to employees, directors and officers of the Company by the Board of Directors or by the Management Compensation Committee. There were 4,750,000 options authorized under the plan. The term of each option was 10 years; the vesting period was generally four years but could have been adjusted by the Management Compensation Committee as of the date of grant. The exercise price for options was equal to the fair market value of the Class B Restricted Voting shares of RWCI, as quoted on The Toronto Stock Exchange on the grant date.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
13.	Shareholders’ equity (deficiency) (continued):
On December 31, 2004, as a result of the acquisition by RCI of 100% of RWCI’s outstanding Class B Restricted Voting shares, each option outstanding under RWCI’s option plan was exchanged for 1.75 options of RCI Class B Non-Voting shares, at an exercise price equal to the original price on the grant date divided by 1.75. All other terms of the plan and the vesting periods remained unchanged. RCI determined the fair value of the options issued in exchange for the RWCI options using the Black-Scholes option pricing model. The fair value of the vested options were accounted for by RCI as part of the purchase price. The fair value of the unvested options, totalling $43.9 million, will be expensed by the Company over the remaining vesting period.

The Company now participates in RCI’s stock option plan. Under the plan, options to purchase RCI Class B Non-Voting shares on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by RCI’s Compensation Committee. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the RCI Class B Non-Voting shares, as quoted on The Toronto Stock Exchange on the grant date.

(d)	Stock-based compensation:

Details of the RWCI stock option plan are as follows:

	2004
		Weighted
		average
	Number of	exercise
	options	price

Options outstanding, beginning of year	4,227,097	$24.22
Granted	—	—
Exercised	(1,875,547)	20.70
Forfeited	(85,496)	25.31
Exchanged for RCI options	(2,266,054)	27.09

Options outstanding, end of year	—	—

Exercisable, end of year	—	$—

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
13.	Shareholders’ equity (deficiency) (continued):
Details of the options exchanged for RCI options on December 31, 2004 are as follows:

		RCI		Number of
	Number of	option		RCI options
	RWCI options	exercise		issued on
RWCI option exercise price	exchanged	price		exchange

$12.23 - $18.29	755,859	$6.99 -	$10.45	1,322,753
19.79 - 28.75	937,595	11.31 -	16.43	1,640,791
43.82 - 51.54	572,600	25.04 -	29.45	1,002,050

	2,266,054			3,965,594

Exercisable, end of year	—			1,327,781

The weighted average estimated fair value of each unvested RCI option granted at the date of exchange was $22.79. The fair value of each RCI option granted upon the exchange of unvested options was estimated as at the date of completion of the acquisition using the Black-Scholes fair value option pricing model with the following assumptions:

Unvested
options

Risk-free interest rate	4.07%
Volatility factor of the future market price of RCI’s Class B Non-Voting shares	43.26%
Dividend yield	0.32%
Weighted average expected life of the options	5.71years

On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening deficit and an increase in contributed surplus of $2.3 million for stock options of RWCI granted to employees on or after January 1, 2002 (note 2(o)).

For each of the years ended December 31, 2004 and 2005, the Company recorded compensation expense and an increase in contributed surplus of approximately $4.2 million and $17.7 million, respectively, related to stock options granted to employees.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
13.	Shareholders’ equity (deficiency) (continued):
Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the year ended December 31, 2003 would have been $1.9 million and the pro forma net income for 2003 would have been $136.0 million or $84.76 per share, basic and diluted.

The weighted average estimated fair value at the date of the grant for options granted by RWCI in the year ended December 31, 2003 was $12.20 per share. No RWCI options were granted in 2004, and no options were granted by RCI to the Company’s employees in 2004 and 2005.

The fair value of each RWCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

2003

Risk-free interest rate	4.50%
Volatility factor of the future expected market price of RWCI’s Class B Restricted Voting shares	55.17%
Weighted average expected life of the options	5.3 years
Dividend yield	—

(e)	Employee share purchase plan:

The employee share purchase plan, which was discontinued in 2003, was provided to enable employees of the Company an opportunity to obtain an equity interest in RWCI by permitting them to acquire Class B Restricted Voting shares of RWCI. A total of 800,000 in aggregate of Class B Restricted Voting shares of RWCI were set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

Compensation expense recorded for the employee share purchase plan for the year ended December 31, 2003 was $0.3 million.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
13.	Shareholders’ equity (deficiency) (continued):
(f)	RWCI employee share accumulation plan:

Effective January 1, 2004, RWCI established an employee share accumulation program that allowed employees of the Company to voluntarily participate in a share purchase program. Under the terms of the plan, employees of the Company contributed a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchased Class B Restricted Voting shares of RWCI on the open market on behalf of the employees. At the end of each quarter, the Company made a contribution of 25% of the employee’s contribution in the quarter. The administrator then used this amount to purchase additional shares of RWCI on behalf of the employees, as outlined above.

On December 31, 2004, as a result of the acquisition by RCI of 100% of RWCI, the employees had the option of using their contributions and the Company’s contributions to purchase RCI Class B Non-Voting shares or to have their contributions refunded.

The Company recorded its contribution to the plan as compensation expense, which amounted to $0.3 million for the year ended December 31, 2004.

(g)	RCI share accumulation plan:

Effective January 1, 2005, the Company participates in RCI’s employee share accumulation program, which allows employees of the Company to voluntarily participate in a share purchase program. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases RCI Class B Non-Voting shares on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional RCI Class B Non-Voting shares on behalf of the employees, as outlined above.

The Company records its contribution as compensation expense, which amounted to $1.0 million for the year ended December 31, 2005.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
13.	Shareholders’ equity (deficiency) (continued):
(h)	Restricted share unit plan:

The Company participates in RCI’s restricted share unit plan, which enables employees, officers and directors of RCI and participating companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI, at its option, shall redeem all of the participants’ restricted share units in cash or by issuing one RCI Class B Non-Voting share for each restricted share unit. RCI has reserved 2,000,000 Class B Non-Voting shares for issuance under this plan.

At December 31, 2005, 52,525 restricted share units were outstanding to employees of the Company. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period, taking into account fluctuations in the market price of RCI Class B Non-Voting shares. Compensation expense for the year ended December 31, 2005 related to these restricted units was $0.7 million.
14.	Related party transactions:

The Company entered into the following related party transactions:
(a)	The amounts due to RCI and its subsidiaries are detailed below.

	2004	2005

RWCI	$41,379	$41,379
RCI	2,642	10,346
Rogers Cable Inc. (“Rogers Cable”)	1,777	2,243

	$45,798	$53,968

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
14.	Related party transactions (continued):
The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and are short-term in nature. The amounts owing to RWCI arise from cash advances.
(b)	The Company has entered into certain transactions and agreements in the normal course of business with RCI, RCI’s subsidiaries and AT&T Wireless Services, Inc. (“AWE”) as described below. AWE was a related party until October 13, 2004, when it sold its interest in RWCI to RCI.
(i)	Management fees:

The Company has entered into a management agreement under which RCI provides supplemental executive, administrative, financial, strategic planning, information technology and various other services to the Company. Interest is charged by RCI on unpaid management fees at the bank prime rate plus 2% per annum. The management agreement is subject to termination by either party at the end of any calendar year on 12 months’ notice. The fee is equal to the greater of $8.0 million per year, adjusted for certain changes in the Consumer Price Index, and an amount determined by RCI and the independent directors serving on the audit committee of the Company.

(ii)	Cost-sharing arrangements:

The Company has entered into certain cost-sharing arrangements with RCI and its subsidiaries, including accounting, purchasing, human resources, customer service call centres and collections call centres, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. The Company shares both the operating expense and PP&E expenditures related to these activities on a cost recovery basis in accordance with the services provided.

The Company has entered into agreements with Rogers Cable to share, on a pro rata basis, the cost of certain fibre-optic and microwave transmission facilities. In addition, long-term service arrangements exist with Rogers Cable for transmission services on fibre-optic facilities owned by Rogers Cable.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
14.	Related party transactions (continued):
The Company has entered into an agreement with Rogers Cable whereby Rogers Cable sells to the Company, without recourse, accounts receivable for customers who receive a consolidated invoice from the Company. The Company provides invoicing and subscriber account collection services for these customers. The Company is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these accounts receivable at a discount. The discount is netted against the receivables transferred and is reviewed periodically.

The Company also leases certain office space it owns to RCI and RCI’s subsidiaries.

(iii)	Wireless products and services:

The Company and Rogers Cable have also entered into an agreement to offer the Company’s products and services through Rogers Cable’s video store operations. Rogers Cable purchases products for resale from the Company. The Company also pays Rogers Cable commissions for services provided in respect of the new subscriber activations over the service subscription period.

In addition, the Company provides wireless services to RCI and RCI’s subsidiaries, and the fees paid are based on actual usage.

(iv)	Advertising:

The Company pays Rogers Media Inc. (“Rogers Media”), a subsidiary of RCI, for various advertising on its radio and television broadcasting stations and in its publications.

(v)	Roaming agreement:

The Company maintains a reciprocal agreement, whereby AWE provides wireless communications services to the Company’s subscribers when they travel to the United States, and the Company provides the same services to AWE subscribers when they travel to Canada.

(vi)	Over-the-air activation:

The Company utilized the services of AWE for automated, “over-the-air” programming of subscriber handsets. This agreement was terminated in March 2004.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
14.	Related party transactions (continued):
A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is detailed below. The amounts paid (billed) to AWE represents amounts to October 13, 2004, after which AWE was no longer a related party.

	Financial
	statement
	category	2003	2004	2005

RCI:
Management fees	Management fees	$11,336	$11,675	$12,025
Rent income	Offset to operating, general and administrative (“OG&A”)	(7,980)	(7,121)	(8,687)
Dividend declared	Retained earnings	—	—	10,685
Wireless products and services	Operating revenue	(978)	(1,037)	(828)
Cost of shared operating expenses	Various	192,292	204,947	245,336
Fee on intercompany bridge loan	Interest expense	—	4,250	—
Interest on notes payable	Interest expense	—	2,946	—
Additions to PP&E	PP&E	24,656	29,503	90,947

		219,326	245,163	349,478

Rogers Cable:
Wireless products and services for resale	Operating revenue	(14,926)	(21,127)	(36,470)
Subscriber activation commissions and customer service	OG&A	9,511	21,237	36,358
Rent income	Offset to OG&A	(3,516)	(4,218)	(5,128)
Wireless products and services	Operating revenue	(2,355)	(3,245)	(3,605)
Consolidated billing services	OG&A	(1,499)	(3,947)	(5,887)
Transmission facilities	Various	440	2,052	1,304
Charges for PP&E	PP&E	—	(2,146)	(125)

		(12,345)	(11,394)	(13,553)

Rogers Media:
Blue Jays tickets	Various	—	—	53
Magazine sponsorship	OG&A	—	—	108
Advertising	Sales and marketing	3,000	2,763	2,967
Rent income	Offset to OG&A	(8,493)	(10,943)	(11,392)
Wireless products and services	Operating revenue	(516)	(939)	(1,170)

		(6,009)	(9,119)	(9,434)

Telecom:
Long distance and roaming expense	OG&A	—	—	3,603
Billing services	OG&A	—	—	433

		—	—	4,036

Other RCI subsidiary:
Interest on note receivable	Interest expense	—	—	(10,521)

AWE:
Roaming revenue	Operating revenue	(13,030)	(12,146)	—
Roaming expense	OG&A	13,628	8,977	—
Over-the-air activation	OG&A	292	31	—

		890	(3,138)	—

		$201,862	$221,512	$320,006

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
14.	Related party transactions (continued):
(c)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI, which are measured at their exchange amounts, being the amounts agreed to by the related parties. The total amounts paid by the Company to these related parties are as follows:

	2003	2004	2005

Legal services and commissions paid on premiums for insurance coverage	$1,500	$1,800	$2,596
Interest charges and other financing fees	20,360	17,781	8,872

	$21,860	$19,581	$11,468

(d)	During 2005, the Company purchased the wireless subscriber base and related working capital items of Rogers Telecom Inc. (“Telecom”), a subsidiary of RCI, for a cash consideration of $6.5 million. The assets are recorded in the accounts of the Company at their carrying value in Telecom. The $5.0 million excess of consideration paid over the predecessor carrying value of the acquired assets was recorded as a distribution to a related party.

(e)	During 2005, with the approval of its Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI’s wholly-owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. These tax losses will be transferred from the Company to these wholly-owned subsidiaries of RCI for $13 million in cash. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors of RCI comprised of independent directors. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. The sale of the tax losses will be completed by mid-2006.

In order to facilitate this loss transfer arrangement, the Company filed articles of amendment authorizing the creation of an unlimited number of non-voting First preferred shares (note 13).

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
14.	Related party transactions (continued):
The Company then entered into an agreement with RCI whereby the Company agreed to purchase preferred shares of RWCI Acquisition Inc. (“RWAI”), a subsidiary of RCI, with the consideration being the First preferred shares of the Company (note 13). The Company then entered into an agreement with 2087427 Ontario Inc. (“2087427”), a subsidiary of RCI, whereby the Company subscribed for and purchased a demand promissory note in the principal amount of $2,000.0 million bearing interest at 8% per annum (note 4). The Company satisfied this purchase by transferring the RWAI preferred shares to 2087427.

The Company has recorded in the consolidated balance sheet at December 31, 2005 a future tax asset of $13 million, representing the amount the Company will receive for the tax losses when the sale is completed. In addition, a corresponding $13 million was recorded as a reduction of income tax expense in 2005 in the consolidated statement of income.
15.	Operating revenue:

	2003	2004	2005

Postpaid (voice and data)	$1,911,073	$2,361,128	$3,383,444
Prepaid	91,255	116,658	209,588
One-way messaging	27,565	24,480	19,628

	2,029,893	2,502,266	3,612,660

Equipment sales	177,901	281,259	393,996

	$2,207,794	$2,783,525	$4,006,656

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
16.	Income taxes:

The income tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2004	2005

Future income tax assets:
Non-capital income tax losses and research and development expenses carried forward	$839,975	$621,524
Deductions relating to long-term debt and other transactions denominated in U.S. dollars	50,200	46,414
Future income tax deductions related to deferred revenue	113,029	47,293
PP&E	35,015	157,711
Other deductible differences	5,065	1,533

	1,043,284	874,475
Valuation allowance	(830,481)	(117,464)

	212,803	757,011

Future income tax liabilities:
Goodwill and intangible assets	(212,803)	(86,780)

	—	670,231

Less current portion	—	(290,535)

Net future income tax assets	$—	$379,696

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
16.	Income taxes (continued):

In making an assessment of whether future income tax assets are more likely than not to be realized, management regularly prepares information regarding the expected use of such assets by reference to its internal income forecasts. Based on management’s estimates of the expected realization of future income tax assets, during 2005 the Company reduced the valuation allowance to reflect that it is more likely than not that these future tax assets will be realized. Approximately $583.0 million of the future tax assets recognized in 2005 relate to future tax assets acquired on the acquisition of Fido. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill relating to the Fido acquisition.

The valuation allowance at December 31, 2005 includes $83.0 million of future tax assets primarily relating to non-capital loss carryforwards and $34.0 million of future tax assets relating to losses on capital account. If there is a subsequent recognition of the future tax benefits to which the valuation allowance relates, $54.0 million will be reported in the consolidated statement of income and $63.0 million will be recorded as a reduction of goodwill.

Total income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to the income before income taxes for the following reasons:

	2003	2004	2005

Statutory income tax rate	36.3%	35.3%	35.2%

Income tax expense on net income before income taxes	$50,955	$58,667	$108,121
Increase (decrease) in income taxes resulting from:
Change in the valuation allowance for future income tax assets	(6,687)	(64,343)	(180,280)
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	(18,084)	(2,068)	(21,377)
Non-deductible amortization and write-off of deferred foreign exchange	834	2,224	3,480
Non-taxable portion of foreign exchange loss (gain) on long-term debt	(24,429)	7,891	(4,677)
Other items	(2,589)	(2,371)	7,544
Large Corporations Tax	2,374	6,498	3,642

Income tax expense (reduction)	$2,374	$6,498	$(83,547)

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
16.	Income taxes (continued):

As at December 31, 2005, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:

2006	$222,391
2007	321,898
2008	698,839
2009	110,940
2010	12,756
2013	2,794
2014	353,105
2015	34,112

$1,756,835

17.	Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share:

	2003	2004	2005

Numerator:
Net income for the year	$137,883	$159,064	$390,685
Cumulative dividends on First preferred shares	—	—	(10,685)

Basic and diluted earnings for the year	$137,883	$159,064	$380,000

Denominator (in thousands):
Weighted average number of Class A common shares — basic and diluted	1,604	1,604	1,604

Basic and diluted earnings per share	$85.96	$99.17	$236.91

The Company did not have any dilutive securities outstanding during the years ended December 31, 2003, 2004 and 2005.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
18.	Financial instruments:
(a)	Fair values:

The Company has determined the fair values of its financial instruments as follows:
(i)	The carrying amounts in the consolidated balance sheets of cash and cash equivalents, accounts receivable, note and interest receivable from affiliated company, bank advances arising from outstanding cheques, accounts payable and accrued liabilities, dividends payable to RCI, and due to parent and affiliated companies approximate fair values because of the short-term nature of these instruments.

(ii)	Long-term debt:

The fair values of each of the Company’s long-term debt instruments are based on the year-end trading values.

(iii)	Derivative instruments:

The fair values of the Company’s interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company’s long-term debt and related derivative instruments as at December 31, 2004 and 2005 are as follows:

	2004		2005
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability:
Long-term debt	$4,694,106	$4,965,362	$4,637,537	$4,932,527
Derivative instruments(1)	259,150	445,162	386,756	721,511

	$4,953,256	$5,410,524	$5,024,293	$5,654,038

(1)	Excludes deferred transitional gain of $56.2 million and $48.6 million at December 31, 2004 and 2005, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
18.	Financial instruments (continued):
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

At December 31, 2004 and 2005, 79.1% and 79.1%, respectively, of U.S. dollar-denominated debt was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by the total derivative instruments.

The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties. The obligations at December 31, 2004 and 2005 under U.S. $3,271.8 million and U.S. $3,271.8 million aggregate notional amount of the cross-currency interest rate exchange agreements, respectively, are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.

(iv)	Note payable to RWCI:

The fair value of the subordinated, unsecured, demand, non-interest bearing promissory note owed to RWCI was not determinable as there were no set terms of repayment. During 2005, the Company repaid the $350.0 million note owed to RWCI.
(b)	Other disclosures:

The Company does not have any significant concentrations of credit risk related to any financial asset.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
19.	Commitments:
(a)	The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain revenues earned in each year on research and development activities. The Company believes it is in full compliance with this requirement.

(b)	The future minimum lease payments under operating leases, primarily for the rental of premises for the placement of towers, radio base station and transmission equipment, as well as for administrative and distribution facilities, at December 31, 2005, are as follows:

Year ending December 31:

2006	$58,086
2007	46,479
2008	37,041
2009	28,871
2010	14,485
2011 and thereafter	22,407

$207,369

Rent expense for the years ended December 31, 2003, 2004 and 2005 amounted to $35.0 million, $41.1 million and $92.9 million, respectively.

(c)	On September 16, 2005, the Company announced a joint venture with Bell Canada to build and manage a nationwide fixed wireless broadband network. The companies will jointly and equally fund the initial network deployment costs estimated at $200 million over a three year period. The Company will also contribute its broadband wireless spectrum in the 2.3 GHz, 2.5 GHz and 3.5 GHz frequency ranges, subject to approvals from Industry Canada.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
20.	Guarantees:

The Company has entered into agreements that contain features which meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:
(a)	Business combination agreements:

As part of transactions involving business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties or reassessments of previous tax filings of the corporation that carries on the business.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2004 or 2005. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(b)	Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2004 or 2005. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
20.	Guarantees (continued):
(c)	Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification or guarantee at December 31, 2004 or 2005. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(d)	Indemnifications:

The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers.
21.	Contingent liabilities:
(a)	On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against the Company, Fido and other providers of wireless communications services in Canada. The proceeding involves allegations by the Company’s customers of breach of contract, misrepresentation and false advertising with respect to the system access fee charged by the Company to some of its customers. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The Company believes it has good defences to the allegations. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. In addition, on December 9, 2004, the Company was served with a court order compelling it to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to the system access fee. There was no change in the status of this proceeding during 2005.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
21.	Contingent liabilities (continued):
(b)	On April 21, 2004 a proceeding was brought against Fido and its subsidiary, Fido Solutions Inc. and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self-interest, and conspiracy. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage. The Company believes it has good defences to the claim.

(c)	The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits which could materially change the amount of current and future income tax assets and liabilities and could, in certain circumstances, result in assessment of interest and penalties.

(d)	There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.
22.	Canadian and United States accounting policy differences:
The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
22.	Canadian and United States accounting policy differences (continued):

If United States GAAP were employed, the net income in each year would be adjusted as follows:

	2003	2004	2005

Net income for the year based on Canadian GAAP	$137,883	$159,064	$390,685
Capitalized interest (b)	5,693	5,127	6,315
Pre-operating costs capitalized, net (c)	2,976	—	—
Depreciation and amortization expense (e)	(2,968)	(41,493)	(246,914)
Financial instruments (f)	(102,787)	(116,643)	(179,363)
Stock-based compensation (g)	—	4,239	3,363
Loss on repayment of long-term debt (h)	—	(28,760)	—
Interest expense (i)	—	1,403	10,909

Net income (loss) based on United States GAAP	40,797	(17,063)	(15,005)

Less cumulative dividends on First preferred shares	—	—	(10,685)

Basic and diluted earnings (loss) based on United States GAAP	$40,797	$(17,063)	$(25,690)

Basic and diluted earnings (loss) per share for the year	$25.43	$(10.64)	$(16.02)

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
22.	Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholders’ equity (deficiency) of the Company is as follows:

	2004	2005

Shareholders’ equity (deficiency) based on Canadian GAAP	$(1,146,245)	$1,246,502
“Push-down” accounting (a)	2,738,747	2,719,879
Capitalized interest (b)	36,370	42,685
Conversion costs (d)	(3,911)	(3,911)
Accumulated amortization and depreciation (e)	(46,992)	(293,906)
Financial instruments (f)	(106,782)	(286,145)
Loss on repayment of long-term debt (h)	(28,760)	(28,760)
Interest expense (i)	1,403	12,309
Purchase of subscribers (j)	—	5,000

Shareholders’ equity based on United States GAAP	$1,443,830	$3,413,653

The areas of material differences between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:
(a)	“Push-down” accounting:

Under United States GAAP, purchase transactions that result in an entity becoming a wholly-owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI’s acquisition of 100% of the Company in 1989, for United States GAAP purposes, the Company must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. Since this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholders’ equity. At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
22.	Canadian and United States accounting policy differences (continued):
During 2004, RCI acquired the remaining outstanding shares of RWCI, resulting in RCI’s ownership of 100% of RWCI. As a result of this transaction, the percentage of the fair values of the assets acquired and liabilities assumed has been pushed down to the accounts of the Company. These assets include goodwill, spectrum licences, subscriber base, brand name, roaming agreements and dealer network. Additionally, the use of the purchase method of accounting resulted in a step-up in the recorded amounts of other assets and liabilities, such as PP&E and long-term debt, reflecting the acquired percentage of the fair value increase. The corresponding adjustment for the net assets acquired was an increase in shareholders’ equity. During 2005, the purchase price allocation related to this acquisition was adjusted to reflect final valuations of tangible and intangible assets acquired. The recorded amounts of the net assets acquired and pushed down into the accounts of the Company changed in 2005 as a consequence.

Under United States GAAP, the following amounts are pushed down into the accounts of the Company on acquisition:

	2004	2005

Goodwill	$984,847	$933,581
Deferred charges	(17,197)	(17,197)
Subscriber base	792,516	807,778
Brand name	302,556	303,459
Roaming agreements	496,734	486,574
Spectrum licences	203,677	201,909
Dealer network	—	27,140
PP&E	32,123	33,144
Long-term debt	(56,509)	(56,509)

Effect on shareholders’ equity	$2,738,747	$2,719,879

At the time of the acquisition of RWCI’s shares in 2004, Canadian GAAP permitted, although did not require, a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired. Therefore, for Canadian GAAP purposes, push-down accounting was not applied.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
22.	Canadian and United States accounting policy differences (continued):
(b)	Capitalized interest:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(c)	Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new business and amortizes these costs on a straight-line basis over two years. Under United States GAAP, these costs are expensed as incurred.

(d)	Conversion costs:

Under Canadian GAAP, the Company capitalized certain costs incurred to convert data to its new customer care and billing system. United States GAAP required these costs to be expensed as incurred.

(e)	Accumulated amortization and depreciation:

As a result of the capitalization of interest to PP&E required under United States GAAP described in (b) above, additional depreciation on the interest capitalized is recorded under United States GAAP in subsequent periods.

As a result of conversion costs being expensed under United States GAAP, as described in (d) above, depreciation expense is reduced under United States GAAP in subsequent periods.

As a result of the “push-down” accounting described in (a) above, the Company was required to record amortization on certain of the acquired intangible assets and the fair value adjustments of certain other assets beginning from the date of acquisition.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
22.	Canadian and United States accounting policy differences (continued):
(f)	Financial instruments:

Under Canadian GAAP, the Company accounts for certain of its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges, but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. Foreign exchange translation gains and losses arising from changes in period-end foreign exchange rates on the respective long-term debt are also recognized in income.

Under United States GAAP, as a result of the adoption of United States Financial Accounting Standards Board’s (“FASB”) Statement (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) effective January 1, 2001, the Company recorded a cumulative transition adjustment representing the adjustment necessary to reflect the derivatives at their fair values at that date, net of the offsetting gains/losses on the associated hedged long-term debt. In March 2004, $11.4 million of this cumulative transition adjustment was written off as a result of the repayment of the long-term debt to which it relates (note 22(h)).

(g)	Stock-based compensation:

Under Canadian GAAP, effective January 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation expense. For United States GAAP purposes, the intrinsic value method is used to account for stock-based compensation of employees. Compensation expense of $4.2 million and $17.7 million recognized under Canadian GAAP would not be recognized under United States GAAP for the years ended December 31, 2004 and 2005, respectively. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant; therefore, there is no expense under the intrinsic value method for United States GAAP purposes for the years ended December 31, 2003, 2004 and 2005.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
22.	Canadian and United States accounting policy differences (continued):
Under United States GAAP, unvested options that were issued as consideration for the acquisition of the remaining shares of RWCI on December 31, 2004 were re-valued at this date with the resulting intrinsic value of $38.3 million recorded as unearned compensation cost. Unearned compensation cost is recognized as compensation expense over the remaining vesting period. During 2005, under United States GAAP, $14.4 million of compensation expense was recorded related to these options.
(h)	Loss on repayment of long-term debt:

On March 26, 2004, the Company repaid long-term debt resulting in a loss on early repayment of long-term debt of $2.3 million. This loss included, among other items, a $40.2 million gain on the realization of the deferred transitional gain related to cross-currency interest rate exchange agreements which were unwound in connection with the repayment of long-term debt. Under United States GAAP, the Company records cross-currency interest rate exchange agreements at fair value. Therefore, under United States GAAP, the deferred transition gain realized under Canadian GAAP would be reduced by $28.8 million, representing the $40.2 million gain net of realization of a gain of $11.4 million, related to the deferred transition adjustment that arose on the adoption of SFAS 133 (note 22(f)).

(i)	Interest expense:

As a result of the “push-down” accounting described in (a) above, the Company is required to amortize the increases in the fair value of long-term debt and derivative instruments against interest expense over the remaining term of the underlying long-term debt or derivative instrument, as applicable.

(j)	Purchase of subscribers:

During the year, the Company purchased the wireless subscriber base and related working capital items from Telecom (note 14(d)). Cash consideration for the transaction was $6.5 million. Under Canadian GAAP, the assets are recorded in the accounts of the Company at their carrying value in Telecom, with the $5.0 million excess of consideration paid over the Telecom carrying value being recorded as a distribution to a related party. Under United States GAAP, the carrying value of the wireless subscriber base in Telecom was $5.0 million as a result of the required “push-down” accounting. Therefore under United States GAAP, the Company has recorded the assets relating to the wireless subscriber base at $5.0 million.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
22.	Canadian and United States accounting policy differences (continued):
(k)	Consolidated statements of cash flows:
(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before change in non-cash working capital in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)	Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total decrease in cash and cash equivalents in the years ended December 31, 2003 and 2005 of $6.1 million and $140.8 million, respectively, reflected in the consolidated statements of cash flows would be decreased by $4.3 million, and $86.2 million for the years ended December 31, 2003 and 2005, respectively. The total increase in cash and cash equivalents for the year ended December 31, 2004 of $59.0 million would be decreased by $4.3 million. Cash flows under the heading “Financing activities” would be increased by $4.3 million, decreased by $4.3 million and increased by $86.2 million for the years ended December 31, 2003, 2004 and 2005, respectively.
(l)	Statement of comprehensive income:

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders. The net income for each of the years 2003, 2004 and 2005 under United States GAAP, as reported, is the same as the comprehensive income for the corresponding years under United States GAAP.

(m)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2004 and 2005 were $606.8 million and $493.2 million, respectively. Of these amounts, at December 31, 2004 and 2005, accrued liabilities in respect of PP&E totalled $65.7 million and $46.2 million, respectively; accrued interest payable totalled $58.0 million and $64.0 million, respectively; accrued liabilities related to payroll totalled $89.4 million and $66.0 million, respectively; and accrued liabilities related to commissions and residuals totalled $50.9 million and $52.5 million, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Years ended December 31, 2003, 2004 and 2005
22.	Canadian and United States accounting policy differences (continued):
(n)	Recent United States accounting pronouncements:

SFAS 123(R), Share-Based Payment, as revised, is effective for fiscal 2006 of the Company. This revised standard requires companies to recognize in the income statement the grant date fair value of stock options and other equity-based compensation issued to employees. The fair value of liability-classified awards is remeasured subsequently at each reporting date through the settlement date, while the fair value of equity-classified awards is not subsequently remeasured. The alternative to use the intrinsic value method of APB Opinion 25, which the Company has chosen for United States GAAP purposes, is eliminated with this revised standard. The Company is currently evaluating the impact of this revised standard.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory cost incurred in fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of fiscal 2006. The Company is currently evaluating the impact of this revised standard.

SFAS 153, Exchanges of Non-monetary Assets — an Amendment of APB Opinion 29, was issued in December 2004. Accounting Principles Board (“APB”) Opinion 29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard is effective for the Company for non-monetary asset exchanges occurring in fiscal 2006 and will be applied prospectively. The Company is currently evaluating the impact of this revised standard.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the impact of the new standard.